HUDBAY MINERALS INC.

Management's Discussion and Analysis of
Results of Operations and Financial Condition

For the year ended
December 31, 2015

February 24, 2016

NOTES TO READER

This Management's Discussion and Analysis ("MD&A") dated February 24, 2016 is intended to supplement HudBay Minerals Inc.'s audited consolidated financial statements and related notes for the year ended December 31, 2015 (the "consolidated financial statements"). The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS") as issued by the International Accounting Standards Board.

Additional information regarding HudBay Minerals Inc., including the risks related to our business and those that are reasonably likely to affect our financial statements in the future, is contained in our continuous disclosure materials, including our most recent Annual Information Form (“AIF”), audited consolidated financial statements and Management Information Circular available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

References to “Hudbay”, the “Company”, “we”, “us”, “our” or similar terms refer to HudBay Minerals Inc. and its direct and indirect subsidiaries as at December 31, 2015. "Hudbay Peru" refers to HudBay Peru S.A.C., our wholly-owned subsidiary which owns a 100% interest in the Constancia mine, and “Augusta” and “Hudbay Arizona” refer to HudBay Arizona Corporation (formerly named Augusta Resource Corporation), our wholly-owned subsidiary, which indirectly owns a 92.05% interest in the Rosemont project.

Change in Functional and Presentation Currency

The functional currency of each of our subsidiaries is the currency of the primary economic environment in which the entity operates. We reconsider the functional currency of our entities if there is a change in events and conditions which determined the primary economic environment. Prior to July 1, 2015, our consolidated financial statements were presented in Canadian dollars, which was our and all our material subsidiaries' functional currency, except for Hudbay Peru, HudBay (BVI) Inc. and the Hudbay Arizona entities, which have a functional currency of US dollars.

The ability of Hudbay Peru to repatriate funds in US dollars, as a result of reaching commercial production in the first half of 2015, and the purchase of Hudbay Arizona have significantly increased our exposure to the US dollar as cash inflows are now predominantly in US dollars and revenue and costs related to Constancia operations and Rosemont development are denominated in US dollars. Consequently, effective July 1, 2015 the US dollar was adopted as our corporate entity’s functional currency on a prospective basis. All our subsidiaries continue to measure the items in their financial statements using their functional currencies.

Effective July 1, 2015, we changed our presentation currency to US dollars from Canadian dollars. This change in presentation currency was made to better reflect our business activities, comprised primarily of US dollar revenues as well as associated US dollar denominated financings, and is consistent with our peers. The consolidated financial statements for all years presented have been translated into the new presentation currency in accordance with International Accounting Standard 21, The Effects of Changes in Foreign Exchange Rates. The consolidated income statements and consolidated statements of comprehensive income have been translated into the presentation currency using the average exchange rates prevailing during each monthly reporting period. All assets and liabilities have been translated using the period-end noon exchange rates. All resulting exchange differences have been recognized in the foreign currency translation reserve. The balance sheet amounts previously reported in Canadian dollars have been translated into US dollars as at January 1, 2014 and December 31, 2014 using the period-end noon exchange rates of 1.0636 CAD/USD and 1.1601 CAD/USD, respectively. In addition, shareholders’ equity balances have been translated using historical rates based on rates in effect on the date of material transactions.

All amounts are in US dollars unless otherwise noted.

Forward-Looking Information

This MD&A contains "forward-looking statements" and "forward-looking information" (collectively, "forward-looking information") within the meaning of applicable Canadian and United States securities legislation. All information contained in this MD&A, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “budget”, “guidance”, “scheduled”, “estimates”, “forecasts”, “strategy”, “target”, “intends”, “objective”, “goal”, “understands”, “anticipates” and “believes” (and variations of these or similar words) and statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” “occur” or “be achieved” or “will be taken” (and variations of these or similar expressions). All of the forward-looking information in this MD&A is qualified by this cautionary note.

Forward-looking information includes, but is not limited to, production, cost and capital and exploration expenditure guidance, including anticipated capital and operating cost savings, anticipated production at our mines and processing facilities, anticipated production from our projects and events that may affect our operations and development projects, the planned maintenance shutdown at the Constancia processing plant its anticipated impact on production, anticipated closing of the amendments to the committed credit facilities and its impact on liquidity, anticipated cash flows from operations and related liquidity requirements, the anticipated effect of external factors on revenue, such as commodity prices, estimation of mineral reserves and resources, mine life projections, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that we identified and were applied by us in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to:

−	the success of mining, processing, exploration and development activities;
−	the success of Hudbay’s cost reduction initiatives;
−	the accuracy of geological, mining and metallurgical estimates;
−	anticipated metals prices and the costs of production;
−	the supply and demand for metals we produce;
−	the supply and availability of concentrate for our processing facilities;
−	the supply and availability of third party processing facilities for our concentrate;
−	the supply and availability of all forms of energy and fuels at reasonable prices;
−	the availability of transportation services at reasonable prices;
−	no significant unanticipated operational or technical difficulties;
−	the execution of our business and growth strategies, including the success of our strategic investments and initiatives;
−	the successful closing of the amendments to our committed credit facilities and the availability of additional financing, if needed;
−	the ability to complete project targets on time and on budget and other events that may affect our ability to develop our projects;
−	the timing and receipt of various regulatory and governmental approvals;
−	the availability of personnel for our exploration, development and operational projects and ongoing employee relations;
−

maintaining good relations with the communities in which we operate, including the communities surrounding our Constancia mine and Rosemont project and First Nations communities surrounding our Lalor and Reed mines;

−	no significant unanticipated challenges with stakeholders at our various projects;
−	no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;

−	no contests over title to our properties, including as a result of rights or claimed rights of aboriginal peoples;
−	the timing and possible outcome of pending litigation and no significant unanticipated litigation;
−	certain tax matters, including, but not limited to current tax laws and regulations and the refund of certain value added taxes from the Canadian and Peruvian governments; and
−	no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices and foreign exchange rates).

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), uncertainties related to the development and operation of our projects (including risks associated with the permitting of the Rosemont project and related legal challenges), dependence on key personnel and employee and union relations, risks related to political or social unrest or change, risks in respect of aboriginal and community relations, rights and title claims, operational risks and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, planned maintenance shutdowns and infrastructure improvements in Peru (including the planned replacement of the trunnions on one of the two grinding circuits at the Constancia mill and the expansion of the port in Matarani) not being completed on schedule or as planned, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, depletion of our reserves, volatile financial markets that may affect our ability to close the amendments to our committed credit facilities or obtain additional financing on acceptable terms, the failure to obtain required approvals or clearances from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, our ability to comply with our pension and other post-retirement obligations, our ability to abide by the covenants in our debt instruments and other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading “Risk Factors” in our most recent Annual Information Form.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. We do not assume any obligation to update or revise any forward-looking information after the date of this MD&A or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Note to United States Investors

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to US issuers.

Information concerning our mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of the Securities and Exchange Commission (the “SEC”) set forth in Industry Guide 7. Under the SEC's Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the SEC Industry Guide 7 definition of “Reserve”. In accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council on May 10, 2014. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by NI 43-101, the SEC does not recognize them. You are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic value. Inferred mineral resources have a high degree of uncertainty as to their existence and as to whether they can be economically or legally mined. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Therefore, you are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, you are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded into mineral reserves.

Presentation of Non-IFRS Financial Performance Measures

We use realized prices as a non-IFRS financial performance measure in our MD&A. For a detailed description, please see the discussion under “Financial Review” beginning on page 22 of this MD&A. In addition, we use operating cash flow per share and cash cost per pound of copper produced as non-IFRS financial performance measures in our MD&A. For a detailed description of each of the non-IFRS financial performance measures used in this MD&A, please see the discussion under “Non-IFRS Financial Performance Measures” beginning on page 48 of this MD&A.

Qualified Person

The technical and scientific information in this MD&A related to the Constancia mine has been approved by Cashel Meagher, P. Geo, our Senior Vice President and Chief Operating Officer. The technical and scientific information related to all other sites and projects contained in this MD&A has been approved by Robert Carter, P. Eng, our Director, Business Development and Technical Services at our Manitoba Business Unit. Messrs. Meagher and Carter are qualified persons pursuant to NI 43-101. For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources, as well as data verification procedures and a general discussion of the extent to which the estimates of scientific and technical information may be affected by any known environmental, permitting, legal title, taxation, sociopolitical, marketing or other relevant factors, please see the Technical Reports for our material properties as filed by us on SEDAR at www.sedar.com.

OUR BUSINESS

We are an integrated mining company producing copper concentrate (containing copper, gold and silver) and zinc metal. With assets in North and South America, we are focused on the discovery, production and marketing of base and precious metals. Through our subsidiaries, we own four polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan (Canada) and Cusco (Peru) and a copper project in Arizona (United States). We also have equity investments in a number of junior exploration companies. Our growth strategy is focused on the exploration and development of properties we already control, as well as other mineral assets we may acquire that fit our strategic criteria. Our vision is to become a top-tier operator of long-life, low cost mines in the Americas. Our mission is to create sustainable value through the acquisition, development and operation of high-quality and growing long-life deposits in mining-friendly jurisdictions. We are governed by the Canada Business Corporations Act and our shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima. We also have warrants listed under the symbol “HBM.WT” on the Toronto Stock Exchange and “HBM/WS” on the New York Stock Exchange.

STRATEGY

Our mission is to create sustainable value through acquisition, development and operation of high quality, long life deposits with exploration potential in mining friendly jurisdictions.

We believe that the greatest opportunities for shareholder value creation in the mining industry are in the discovery of new mineral deposits and the development of new facilities to profitably extract ore from those deposits. We also believe that our long history of mining in northern Manitoba and our highly experienced workforce provide us with a competitive advantage in these respects relative to other mining companies of similar scale.

We intend to grow Hudbay through exploration and development of properties we already control, such as our Rosemont project in Arizona, as well as through the acquisition of other properties that fit our strategic criteria. We also intend to optimize the value of our producing assets through efficient and safe operations.

In an attempt to ensure that any acquisitions we undertake create sustainable value for stakeholders, we have established a number of criteria for evaluating mineral property acquisition opportunities, which include the following:

−

Potential acquisitions should be located in jurisdictions that are supportive of mining activity and have acceptable levels of political risk. Given our current scale and geographic footprint, our current geographic focus is on investment grade countries in the Americas;

−

We believe we have particular expertise in the exploration and development of volcanogenic massive sulphide and porphyry mineral deposits. While these types of deposits typically contain copper, zinc and precious metals in varying quantities, we are not targeting any one type of metal; rather, we focus on properties where we see the greatest opportunities for risk-adjusted returns based on our expectations for future metals prices;

−

We typically look for mineral assets that we believe offer significant potential for exploration, development and/or optimization. We believe that the market for mineral assets is sophisticated and fully values delineated resources and reserves, especially at properties that are already in production, which makes it difficult to acquire properties for substantially less than their fair value. However, markets may undervalue the potential of prospective properties, and more rarely producing properties, providing us with an opportunity to create value through exploration, development and optimization of acquired properties;

−

We believe that large, transformational mergers or acquisitions are risky and potentially value destructive in the mining industry, so we typically focus on earlier stage projects unless exceptional opportunities present themselves;

−

Before we make an acquisition, we develop a clear understanding of how we can add value to the acquired property through the application of our technical, operational and project execution expertise, the provision of necessary financial capacity and other optimization opportunities; and

−

Acquisitions should be accretive to Hudbay on a per share basis. Given that our strategic focus includes the acquisition of non producing assets at various stages of development, when evaluating accretion we will consider measures such as net asset value per share and the contained value of reserves and resources per share.

Our key objectives for 2016 are to:

−	Optimize production and cost performance at our Constancia mine and Manitoba operations to ensure that our operations remain cash flow positive, even at currently depressed metals prices;
−	Advance permitting and technical work at the Rosemont project;
−	Complete planned 11,000 metre underground exploration program of our gold zones at Lalor mine and the trade-off studies related to mining and processing of this gold mineralization;
−	Maintain sufficient liquidity to ensure that our business will remain well-capitalized in a volatile metals price environment; and
−	Continue to evaluate acquisition opportunities that meet our criteria described above, and pursue those opportunities that we determine to be in the best interest of the company and our stakeholders.

SUMMARY RESULTS

Summary of Fourth Quarter Results

In the fourth quarter of 2015, operating cash flow before change in non-cash working capital increased to $106.3 million from negative $2.0 million in the fourth quarter of 2014. Operating cash flow in the fourth quarter of 2015 benefited from an increase in payable copper in concentrate sales volumes and significantly higher precious metal sales volumes compared to the same quarter last year. This resulted from the Constancia project reaching commercial production in the second quarter of 2015 and sales volumes of most metals in the Manitoba business unit growing as the Lalor mine had its first full year of commercial production. The increase in sales volumes and associated economies of scale more than offset the sharp decline in realized sales prices of all metals compared to the same quarter last year.

Net loss and loss per share in the fourth quarter of 2015 were $255.5 million and $1.09, respectively, compared to a net profit and earnings per share of $43.6 million and $0.19, respectively, in the fourth quarter of 2014. The loss was mainly due to an after-tax asset and goodwill impairment charge of $313.3 million recorded in the Peru and Arizona business units. Partly offsetting this impact was a $52.1 million increase in gross profit compared to the fourth quarter of 2014 due to the growth in sales volumes discussed above, despite lower realized sales prices and higher depreciation charges. Additionally, there was a $37.0 million gain in the fourth quarter of 2015 arising from the sale of Balmat Holding Corporation (“Balmat”).

Net loss and loss per share in the fourth quarter of 2015 were affected by, among other things, the following items:

	Pre-tax (loss) gain	After-tax (loss) gain	Per share (loss) gain
	($ millions)	($ millions)	($/share)
Asset and goodwill impairment - Peru	(264.4)	(198.8)	(0.85)
Goodwill impairment - Arizona	(114.5)	(114.5)	(0.49)
Gain on disposition of Balmat	37.0	37.0	0.16
Non-cash deferred tax adjustments	-	9.1	0.04

During the fourth quarter of 2015, shipments of copper concentrate from the Constancia mine to the port in Matarani increased with improved trucking capacity, resulting in significant inventory drawdown. The approximate concentrate inventory levels in Peru, including the mine site and port inventories, decreased from 74,000 dry metric tonnes ("dmt") at the end of the third quarter of 2015, including 65,000 dmt at the mine to a normal working level of approximately 28,000 dmt at the end of the fourth quarter, including 11,000 dmt at the mine. All of the excess copper concentrate was sold by year-end, with payment on some sales received in early January.

As at December 31, 2015, we had total liquidity of approximately $288 million, including $53.9 million in cash and cash equivalents, $46.1 million in short-term accounts receivable which was received in the first week of January and related to late December sales, as well as availability under our revolving credit facility. We expect that our current liquidity will be sufficient to meet our obligations in the coming year.

Summary of Full Year Results

Full year 2015 operating cash flow before stream deposit and change in non-cash working capital increased to $222.1 million from $16.8 million in the full year of 2014. This $205.3 million increase reflects the Constancia project reaching commercial production in the second quarter of 2015 and growth in sales volumes of most metals in the Manitoba business unit as the Lalor mine had its first full year of commercial production. The company wide growth resulted in a 324% increase in consolidated payable copper in concentrate sales volumes and significantly higher precious metals sales volumes. Contributing to the increase in operating cash flow before stream deposit and change in non-cash working capital was the low costs experienced at the Constancia operation and the favourable impact resulting from the depreciation of the Canadian dollar on costs at the Manitoba business unit. The increase in sales volumes and associated economies of scale more than offset the sharp decline in realized sales prices of all metals compared to last year.

Net loss and loss per share during the full year of 2015 was $331.4 million and $1.41, respectively, compared to a net profit and earnings per share of $65.3 million and $0.31 in the full year of 2014, respectively. The decrease in profit is mostly the result of an after-tax $313.3 million asset and goodwill impairment charge recorded on our Peru and Arizona cash generating units. The write-downs were primarily the result of lower expectations for both short and long-term commodity prices. Finance expenses increased by $68.0 million as long-term debt interest is no longer being capitalized to the Constancia project. In addition, in 2014, we recorded a gain of $45.6 million related to the deemed disposition of Augusta shares on acquisition of the Arizona business unit. In 2014, we had higher tax recoveries as we benefited from the recognition of previously unrecognized temporary differences. Furthermore, we incurred an impairment loss of $54.5 million in the second and third quarters of 2015 related to the write-down of Lalor concentrator assets and certain equipment and long-lead deposits in the Arizona business unit. These impacts were partially offset by a doubling of gross profit in 2015 compared to 2014 despite lower realized sales prices and higher depreciation charges and a $37.0 million gain in the fourth quarter of 2015 pertaining to the sale of Balmat.

KEY FINANCIAL AND PRODUCTION RESULTS

Financial Condition ($000s)	Dec. 31, 2015	Dec. 31, 2014
Cash and cash equivalents	53,852	178,668
Working capital	57,613	87,166
Total assets	4,479,585	4,850,881
Total long term debt	1,274,880	987,067
Equity	1,787,290	2,109,058

Financial Performance		Three months ended		Year ended
(in $ thousands, except per share and		Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
cash cost amounts)		2015	2014	2015	2014
Revenue		336,641	112,694	886,051	507,515
(Loss) profit before tax		(325,610)	(24,393)	(399,041)	13,942
Basic and diluted (loss) earnings per share[1]		(1.09)	0.19	(1.41)	0.31
(Loss) profit		(255,468)	43,594	(331,428)	65,269
Operating cash flows before stream deposit and change in non-cash working capital		106,305	(1,990)	222,140	16,771
Operating cash flow per share [2]		0.45	(0.01)	0.95	0.08
Cash cost per pound of copper produced, net of by-product credits [2]		1.24	1.05	1.14	1.45
Production
Contained metal in concentrate[3]
Copper	tonnes	48,139	10,113	147,280	37,644
Gold	oz	26,744	19,468	100,177	73,377
Silver	oz	865,874	169,750	2,791,536	745,910
Zinc	tonnes	32,362	19,113	102,919	82,542

Metal Sold
Payable metal in concentrate
Copper	tonnes	58,714	6,182	134,600	31,734
Gold	oz	31,884	13,293	93,779	63,950
Silver	oz	751,115	131,117	1,873,176	634,402
Refined zinc	tonnes	27,064	28,691	101,920	102,981

1 Attributable to owners of the Company.
2 Operating cash flow per share and cash cost per pound of copper produced, net of by-product credits are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under "Non-IFRS Financial Reporting Measures" beginning on page 48 of this MD&A.
3 Metal reported in concentrate is prior to deductions associated with smelter contract terms.

RECENT DEVELOPMENTS

Credit Facility Amendments

We have received commitments from lenders under our two secured credit facilities to consolidate the lender groups and restructure the two facilities. The credit facility restructuring is intended to enhance our liquidity position in the current commodity price environment and reflects the transition of the Constancia operation into commercial production. At December 31, 2015, we had a $400 million revolving credit facility, secured by our Manitoba assets (the “Canada Facility”) and a $150 million standby credit facility, secured by our Peru assets (the “Peru Facility”), collectively referred to as the “Facilities”. Commitments of $500 million have been received from existing lenders towards the restructured facilities, and syndication is ongoing to bring total commitments to $550 million of availability. Subject to completion of definitive documentation and customary conditions, the Facilities will be structured as follows:

−

Whereas the Canada Facility is currently repayable in full in March 2018 and the Peru Facility is currently repayable in quarterly instalments which began in December 2015 and end in September 2018, both Facilities will now be repayable in full in March 2019. As a result, 2016 scheduled principal amortization payments of $53.4 million will be deferred.

−	Both Facilities will be subject to the same set of financial covenants. The financial covenants will require that:

−

Consolidated senior secured debt to Earnings before interest, taxes, depreciation and amortization (“EBITDA”) shall be no more than 3.25:1. Consolidated senior secured debt is defined to include amounts outstanding under the Facilities and any other secured financings.

−	Consolidated EBITDA to interest expense shall be no less than 1.75:1 in 2016 and 2017, and 2.50:1 beginning with the 12 months ending March 31, 2018.
−	Consolidated tangible net worth shall be no less than 75% of Hudbay’s tangible net worth at December 31, 2015.

−

The Peru Facility will become revolving in nature and both the Peru Facility and the Canada Facility will bear an interest rate of LIBOR + 4.5%, consistent with the interest rate of the current Canada Facility.

The Canada Facility and Peru Facility will continue to be secured by our Manitoba and Peru assets, respectively, and will not be cross collateralized. At December 31, 2015, $50.1 million of letters of credit had been advanced under the Facilities. Including borrowings and letters of credit, a total of $347.1 million was drawn under the Facilities as at December 31, 2015. Closing of the amendments, which is not conditional on any further lender commitments, is expected in March 2016.

Cost Reduction Initiatives

Following the ramp up of our new mine production in 2015, an extensive review was launched as part of a company-wide efficiency improvement initiative. This ongoing review, combined with cost containment efforts, resulted in expected 2016 capital expenditure and operating cost reductions of more than $100 million compared to 2016 guidance, with no effect on production guidance.

Operating cost savings have been identified which are expected to reduce 2016 operating and general and administrative costs by approximately $55 million. Approximately $15 million relates to lower current prices for commodities such as diesel, propane and steel compared to budget expectations. Another $22 million relates to savings from renegotiated contracts for goods and services, and approximately $18 million relates to other operating efficiencies and lower discretionary spending, including reduced corporate spending. All of the operating cost reductions in 2016 are considered to be sustainable based on current prices for input costs.

Planned sustaining capital expenditures in 2016 have been reduced by approximately $50 million, relative to initial guidance of $270 million, with no impact on production guidance. The planned reduction in spending reflects the deferral of a portion of sustaining capital expenditures from 2016 to 2017, and is comprised of $40 million in the Peru business unit and $10 million in the Manitoba business unit. Of the $40 million of reduced spending in Peru in 2016, $19 million relates to the deferral of certain tailings dam construction activities into 2017, and $14 million relates to the deferral of mobile equipment purchases for the development of the Pampacancha satellite deposit. In Manitoba, 2016 capital spending reductions relate partly to expenditures on underground equipment and development at the 777 mine. Planned 2016 Manitoba spending reductions of approximately $15 million are partially offset by approximately $5 million in equipment purchases carried over from 2015.

Our sustaining capital spending in 2017 is expected to be moderately lower than revised 2016 spending of $220 million, as initial spending on the Constancia tailings dam nears completion. Sustaining capital spending in 2018 is expected to be substantially lower than 2016 and 2017 levels, with the completion of the initial Constancia tailings dam raise in 2017 and lower capitalized development spending in Manitoba at the 777 and Reed mines based on our current life of mine plans. Capital spending related to Pampacancha and Snow Lake enhancements are not included in the sustaining capital estimates.

As a result of these initiatives, our guidance for capital and operating costs in 2016 have been revised as follows:

	2016 Guidance[1]
(in $ millions)	Original [2]	Revised
Sustaining Capital
Manitoba	90	80
Peru	180	140
Total Sustaining Capital	270	220
Growth Capital
Arizona	30	30
Total Growth Capital	30	30
Capitalized Exploration	3	3

Total Capital Expenditure [3]	303	253

2016 Guidance
	Original [2]	Revised
Combined Mine and Mill Unit Operating Costs [4]
Manitoba operations - 777, Lalor and Reed	C$85 - 104	C$80 - 100
Peru operations - Constancia	$8.50 - 9.40	$7.30 - 8.20

1 Excludes capitalized interest.
2 Original 2016 guidance was released on January 13, 2016.
3 Total capital expenditure excludes Peru and Manitoba other capitalized costs.
4 Reflects combined mine and mill costs per tonne of ore milled. Manitoba combined mine and mill unit operating costs include general and administrative ("G&A") costs of ore purchased from joint venture partner at Reed mine. Peru operations combined mine and mill unit costs include G&A costs and reflect the deduction of expected deferred stripping costs.

Rosemont spending of $30 million in 2016 is now expected to occur over the full year, rather than the first six months. This amount is expected to be sufficient to advance a definitive feasibility study and the permitting process and, upon receipt of permits, complete a mine plan of operations.

Impairments

During the fourth quarter of 2015 an after-tax impairment of $198.8 million ($264.4 million pre-tax) was recognized on Constancia goodwill and property, plant and equipment as a result of lower expected copper prices. In addition, a pre-tax and after-tax impairment of $114.5 million was recognized on Rosemont goodwill mainly as a result of lower expected copper prices and an expected delay in the start of construction on the Rosemont project. Engineering and permitting activities at Rosemont are progressing in accordance with expectations. We remain committed to advancing Rosemont, which is expected to be one of the first new copper projects to be built once copper prices and capital market conditions improve.

The impairment analyses for Constancia and Rosemont assumed copper prices of $2.25/lb in 2016 and 2017, increasing to $3.00/lb in 2019 and thereafter. Real discount rates of 8.00% and 9.75% were applied for Constancia and Rosemont, respectively. The underlying operating assumptions in the impairment models were substantially the same as those used in the September 30, 2015 impairment tests.

CEO Transition

Effective January 1, 2016, Alan Hair became President and Chief Executive Officer, replacing David Garofalo, who announced his resignation in early December 2015. Mr. Hair has twenty years of experience with Hudbay and has worked in the mining industry for more than three decades. He previously served as Hudbay's Chief Operating Officer from 2012 to 2015, a role that is now held by Cashel Meagher. Mr. Meagher was previously Vice President, South America Business Unit from 2011 to 2015, where he led the successful construction and ramp-up of the Constancia operation.

Dividend Declaration

We declared a semi-annual dividend of C$0.01 per share on February 24, 2016. The dividend will be paid on March 31, 2016 to shareholders of record as of March 11, 2016.

MANITOBA OPERATIONS REVIEW

Mines

		Three months ended		Year ended
		Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
		2015	2014	2015	2014
777
Ore	tonnes	368,801	297,435	1,235,053	1,452,933
Copper	%	1.57	1.95	1.99	1.91
Zinc	%	3.37	1.61	3.04	3.05
Gold	g/tonne	1.60	1.71	1.58	1.72
Silver	g/tonne	19.99	16.17	19.42	21.48
Lalor
Ore	tonnes	284,029	172,058	934,277	551,883
Copper	%	0.67	1.19	0.71	0.88
Zinc	%	8.74	8.52	8.18	8.52
Gold	g/tonne	2.16	3.05	2.53	2.29
Silver	g/tonne	22.44	31.69	21.38	23.83
Reed [1]
Ore	tonnes	119,183	119,344	463,375	415,736
Copper	%	3.51	3.30	3.16	2.50
Zinc	%	0.88	0.50	0.99	1.58
Gold	g/tonne	0.49	0.48	0.55	0.74
Silver	g/tonne	7.56	5.39	6.76	9.04
Total Mines
Ore	tonnes	772,013	588,837	2,632,705	2,420,552
Copper	%	1.54	2.00	1.74	1.78
Zinc	%	4.96	3.40	4.50	4.04
Gold	g/tonne	1.63	1.85	1.74	1.68
Silver	g/tonne	18.98	18.52	17.89	19.88

1 Includes 100% of Reed mine production.

		Three months ended		Year ended
		Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
Unit Operating Costs		2015	2014	2015	2014
Mines
777	C$/tonne	57.65	61.15	60.33	47.34
Lalor	C$/tonne	75.54	75.35	75.20	87.30
Reed	C$/tonne	59.73	74.76	62.36	62.81
Total Mines	C$/tonne	64.79	67.62	66.17	57.66

Ore production at the Manitoba mines for the fourth quarter of 2015 increased by 31% compared to the same period in 2014 primarily as a result of increased production from the main production shaft at our Lalor mine. Production in the fourth quarter of 2014 at our 777 mine was also impacted by an unscheduled two-week shutdown of the production shaft. Copper and gold grades in the fourth quarter of 2015 were lower compared with the grades in the fourth quarter of 2014 by 23% and 12%, respectively, and zinc and silver grades were higher by 46% and 2%, respectively, due to stope sequencing. Unit operating costs for the fourth quarter of 2015 declined by 4% compared to the same period in 2014 as a result of increased production at 777 and reduced operating costs at our Reed mine.

Ore production in 2015 was 9% higher than in 2014 as a result of increased production at our Lalor and Reed mines, which achieved commercial production in 2014. This was partially offset by lower production at our 777 mine as a result of equipment availability in the second and third quarters of 2015. Copper and silver grades in the full year of 2015 were lower compared with the grades in the full year of 2014 by 2% and 10%, respectively, and zinc and gold grades were higher by 11% and 4%, respectively, due to stope sequencing. Unit operating cost in 2015 increased by 15% compared to the same period in 2014 primarily due to increased production at Lalor, which has higher unit costs, as well as increased unit costs at our 777 mine resulting from decreased production and less development activities which are capitalized.

Processing Facilities

		Three months ended		Year ended
		Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
		2015	2014	2015	2014
Flin Flon Concentrator
Ore	tonnes	480,177	426,370	1,685,974	1,863,413
Copper	%	2.07	2.26	2.31	2.03
Zinc	%	2.74	1.26	2.45	2.71
Gold	g/tonne	1.32	1.31	1.30	1.49
Silver	g/tonne	16.85	12.64	15.87	18.64
Copper concentrate	tonnes	38,723	37,222	151,872	144,721
Concentrate grade	% Cu	23.12	23.57	23.59	23.71
Zinc concentrate	tonnes	21,341	7,388	66,656	79,296
Concentrate grade	% Zn	50.55	49.49	50.52	51.29
Copper recovery	%	90.1	91.2	91.9	90.7
Zinc recovery	%	81.9	68.0	81.4	80.4
Gold recovery	%	51.4	60.2	55.9	58.8
Silver recovery	%	49.2	48.0	52.8	48.3
Contained metal in concentrate produced
Copper	tonnes	8,954	8,774	35,831	34,314
Zinc	tonnes	10,787	3,656	33,676	40,669
Precious metals	oz	12,290	12,157	45,746	61,411
Snow Lake Concentrator
Ore	tonnes	264,343	190,085	928,501	526,015
Copper	%	0.66	1.15	0.71	0.89
Zinc	%	8.79	8.48	8.21	8.49
Gold	g/tonne	2.14	2.91	2.53	2.31
Silver	g/tonne	22.46	29.70	21.28	24.00
Copper concentrate	tonnes	7,151	7,147	26,849	16,518
Concentrate grade	% Cu	20.28	18.72	20.68	20.15
Zinc concentrate	tonnes	42,094	31,151	133,809	81,947
Concentrate grade	% Zn	51.25	49.62	51.75	51.10
Copper recovery	%	83.0	61.4	84.5	71.4
Zinc recovery	%	92.8	95.9	90.8	93.7
Gold recovery	%	53.5	48.6	55.8	53.3
Silver recovery	%	53.1	47.7	54.8	50.8
Contained metal in concentrate produced
Copper	tonnes	1,450	1,339	5,552	3,330
Zinc	tonnes	21,575	15,457	69,243	41,873
Precious metals	oz	11,171	10,038	47,047	24,189

		Three months
		ended		Year ended		Guidance
		Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Annual
Unit Operating Costs		2015	2014	2015	2014	2015	2016
Concentrators
Flin Flon	C$/tonne	13.58	15.97	14.63	14.04
Snow Lake	C$/tonne	23.97	30.78	26.78	33.33
Combined mine/mill unit operating costs [1]
Flin Flon (777/Reed)	C$/tonne	72.63	78.50	75.88	63.70
Snow Lake (Lalor)	C$/tonne	105.14	123.30	102.45	125.80
Manitoba	C$/tonne	84.76	90.34	85.84	76.51	73 -88	80 -100 [2]

1 Reflects combined mine and mill costs per tonne of milled ore.
2 Manitoba operations combined mine and mill unit costs for 2016 include G&A costs and cost of ore purchased from joint venture partner at Reed mine. 2016 combined mine/mill unit operating cost guidance includes approximately C$13/tonne in additional overhead cost allocation and other costs due to a planned change in the methodology of calculating combined mine/mill unit operating costs.

Ore processed in Flin Flon in the fourth quarter of 2015 was 13% higher, while ore processed in Snow Lake was 39% higher compared to the same period in 2014 as a result of higher production at 777 and Lalor. Grades varied as a result of normal mine sequencing. Recoveries in Flin Flon were generally consistent in the fourth quarter of 2015 compared to the same period in 2014 with the exception of zinc. Zinc recoveries in 2014 were impacted by lower mine head grades. In Snow Lake, copper, gold, and silver recoveries in the fourth quarter of 2015 were higher by 35%, 10% and 11%, respectively, as a result of achieving steady operations at Lalor and optimization of the copper circuit. Unit costs for the Flin Flon and Snow Lake concentrators decreased by 15% and 22%, respectively, in the fourth quarter of 2015 compared to the same period in 2014 as a result of increased production. In the fourth quarter of 2015, Manitoba’s combined mine/mill unit operating cost decreased by 6% compared to the same period in 2014, due to increased production.

Ore processed in Flin Flon in 2015 was 10% lower, while ore processed in Snow Lake was 77% higher compared to 2014 as a result of lower production at 777 due to equipment availability and increased production at Lalor as a result of commercial production being achieved in 2014. Grades vary as a result of normal mine sequencing. Recoveries in Flin Flon for 2015 were generally consistent with 2014 recoveries. In Snow Lake, copper, silver, and gold recoveries in 2015 were higher by 18%, 8% and 5%, respectively, as a result of achieving steady operations at Lalor and optimization of the copper circuit. Unit costs for the Flin Flon concentrator in 2015 remained consistent with 2014 while unit costs for the Snow Lake concentrator decreased by 20% as a result of increased production. In 2015, combined mine/mill unit operating costs increased by 12% primarily due to increased commercial production at our Snow Lake operations, which have higher unit costs, as well as increased unit costs at our Flin Flon operations resulting from decreased production at the 777 mine.

Unit costs were within guidance range.

		Three months ended		Year ended		Guidance
Manitoba contained metal		Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Annual
in concentrate produced [1,2]		2015	2014	2015	2014	2015[3]	2016
Copper	tonnes	10,404	10,113	41,383	37,644	40,000 - 50,000	40,000 - 50,000
Zinc	tonnes	32,362	19,113	102,919	82,542	95,000 - 120,000	100,000 - 125,000
Gold	oz	20,184	19,468	81,338	73,377	-	-
Silver	oz	229,360	169,750	801,872	745,910	-	-
Precious metals[4]	oz	23,461	22,195	92,793	85,600	83,000 - 103,000	95,000 - 115,000

1 Includes 100% of Reed mine production.
2 Metal reported in concentrate is prior to deductions associated with smelter terms. Production volumes include pre-commercial production amounts from Lalor and Reed where applicable.
3 2015 Guidance for precious metals has been restated. The guidance has been restated on January 13, 2016 in the 2016 production guidance and capital and exploration expenditure forecasts release.
4 Precious metals production includes gold and silver production on a gold-equivalent basis. Silver is converted to gold at a ratio of 70:1. For 2015 precious metals production and guidance has been restated to reflect a 70:1 ratio for consistency; a 60:1 ratio was previously used with associated precious metal production guidance of 85,000 - 105,000 ounces. For 2014 precious metal production, silver is converted to gold at realized prices.

For the fourth quarter of 2015, production of copper and gold remained consistent compared to the same period last year, while zinc and silver increased by 69% and 35%, respectively, as a result of increased production at Lalor and increased zinc and silver grades at both the 777 and Reed mines.

In 2015, production of all metals increased compared to 2014 as a result of increased production at Lalor and increased copper grades at Reed. Production of all metals was within guidance ranges.

Zinc Plant

		Three months ended		Year ended		Guidance
		Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,		Annual
Zinc Production		2015	2014	2015	2014	2015	2016
Zinc Concentrate Treated
Domestic	tonnes	59,130	54,490	188,138	160,570
Purchased	tonnes	-	3,884	22,161	51,273
Total	tonnes	59,130	58,374	210,299	211,843	190,000-235,000	195,000-240,000
Refined Metal Produced
Domestic	tonnes	28,160	26,116	91,893	79,133
Purchased	tonnes	-	2,055	11,359	25,980
Total	tonnes	28,160	28,171	103,252	105,113	95,000-120,000	100,000-120,000

		Three months ended		Year ended		Guidance
		Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Annual
Unit Operating Costs		2015	2014	2015	2014	2015	2016
Zinc Plant	C$/lb	0.34	0.35	0.35	0.35	0.31 - 0.38	0.38 - 0.46 [1]

1 2016 unit operating costs calculated on the same basis as 2015 with the exception of the inclusion of additional allocated overhead costs in 2016.

Production of cast zinc and operating cost per pound of zinc metal produced was consistent for the fourth quarter of 2015 and the 2015 year when compared to the same periods in 2014. Zinc plant production and unit costs were within guidance ranges.

Metal Sold

		Three months ended		Year ended
		Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
		2015	2014	2015	2014
Payable metal in concentrate
Copper	tonnes	9,816	6,182	39,906	31,734
Gold	oz	23,996	13,293	77,910	63,950
Silver	oz	239,967	131,117	713,183	634,402
Refined zinc	tonnes	27,064	28,691	101,920	102,981

CONSTANCIA OPERATIONS REVIEW

		Three months ended		Year ended		Guidance [1]
		Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Annual
		2015	2014	2015	2014	2015	2016
Ore mined	tonnes	8,235,629	-	25,828,849	-
Ore milled	tonnes	7,445,905	-	23,522,010	-
Copper	%	0.63	-	0.62	-
Gold	g/tonne	0.07	-	0.07	-
Silver	g/tonne	5.36	-	5.83	-
Copper concentrate	tonnes	148,982	-	399,189	-
Concentrate grade	% Cu	25.33	-	26.53	-
Copper recovery	%	79.8	-	72.0	-
Gold recovery	%	39.1	-	36.0	-
Silver recovery	%	49.6	-	45.1	-
Combined unit operating costs 1, 2	$/tonne	8.57	-	8.41	-	9.00 -10.90	7.30 - 8.20
Copper cash costs, net of by-product credits [2,3]	$/lb	1.32	-	1.16	-

1Reflects combined mine and mill costs per tonne of ore milled. Peru operations combined mine and mill unit costs include G&A costs andreflect the deduction of expected deferred stripping costs.
2Combined operating costs and cash costs, net of by-product credits, exclude costs and tonnes associated with pre-commercial productionoutput.
3Copper cash costs, net of by-product credits are not recognized under IFRS. For more detail on this non-IFRS financial performance measure, please see the discussion under "Non-IFRS Financial Performance Measures" beginning on page 48 of this MD&A. These cost statistics reflect results subsequent to the declaration of commercial production on May 1, 2015, while production volumes include production before and after the declaration of commercial production.

During the fourth quarter of 2015, mining operations continued as planned and cost optimization is underway. Equipment availabilities are within design parameters and both loading and hauling efficiencies remain consistent with expectations.

Optimization of plant performance remains the primary focus, as more is understood about varying ore types.

During the fourth quarter of 2015, shipments of copper concentrate from the Constancia mine to the port in Matarani increased with improved trucking capacity, resulting in significant inventory drawdown. The approximate concentrate inventory levels in Peru, including the mine site and port inventories, decreased from 74,000 dmt at the end of the third quarter of 2015, including 65,000 dmt at the mine, to a normal working level of approximately 28,000 dmt at the end of the fourth quarter, including 11,000 dmt at the mine. All of the excess copper concentrate was sold by year end.

Expansion at the port of Matarani is nearing completion, and initial shipments from the new “Pier F” facility began in mid-February 2016. Completion of the new facility is expected to alleviate port congestion as other mines ramp up production.

Constancia's production in the first quarter of 2016 is expected to be affected by the planned replacement of the trunnions on both the SAG and ball mills on one of the two grinding circuits. The trunnions were damaged due to a lubrication failure during the commissioning period, and the affected line is expected to be shut down at the end of February to begin an estimated six to eight-week outage to replace the trunnions, during which the second grinding circuit should continue to operate normally.

		Three months ended		Year ended		Guidance
Contained metal in		Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Annual
concentrate produced		2015	2014	2015	2014	2015		2016

Copper	tonnes	37,735	-	105,897	-	100,000 - 125,000		110,000 - 130,000
Gold	oz	6,560	-	18,839	-
Silver	oz	636,514	-	1,989,664	-
Precious metals[2]	oz	15,653	-	47,263	-	46,000 - 59,000	[1]	50,000 - 65,000

1 2015 Guidance for precious metals has been restated. The guidance has been restated on January 13, 2016 in the 2016 production guidance and capital and exploration expenditure forecasts release.
2 Precious metals production includes gold and silver production on a gold equivalent basis. Silver converted to gold at a ratio of 70:1. For 2015, precious metals production and guidance has been restated to reflect a 70:1 ratio for consistency; a 60:1 ratio was previously used with associated precious metal production guidance of 50,000-65,000 ounces.

In 2015, metal production at Constancia was within the guidance range, and combined operating costs per tonne were below the guidance range.

Metal Sold

		Three months ended		Year ended
		Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
		2015	2014	2015	2014
Payable metal in concentrate
Copper	tonnes	48,898	-	94,694	-
Gold	oz	7,888	-	15,869	-
Silver	oz	511,148	-	1,159,993	-

OUTLOOK

The outlook and financial targets only relate to fiscal 2016. This outlook includes forward-looking information about our operations and financial expectations based on our expectations and outlook as of February 24, 2016. This outlook, including expected results and targets, is subject to various risks, uncertainties and assumptions, which may impact future performance and our achievement of the results and targets discussed in this outlook. For additional information on forward-looking information, refer to "Forward-Looking Information" on page 2 of this MD&A. We may update our outlook depending on changes in metals prices and other factors.

In addition to this section, refer below to the "Operations Review" and "Financial Review" sections for additional details on our outlook for 2016. For information on our sensitivity to metals prices, refer below to the "Commodity Markets" and "Sensitivity Analysis" sections of this MD&A.

Material Assumptions

Our 2016 operational and financial performance will be influenced by a number of factors. At the macro-level, the general performance of the Chinese, North American and global economies will influence the demand for our products. The realized prices we achieve in the commodity markets significantly affect our performance. Our general expectations regarding metals prices and foreign exchange rates are included below in the “Commodity Markets” and “Sensitivity Analysis” sections of this MD&A.

2016 Mine and Mill Production (Contained Metal in Concentrate)

		Year ended
		December 31, 2015	2016 Guidance
Copper	tonnes	147,280	150,000 - 180,000
Zinc	tonnes	102,919	100,000 - 125,000
Precious metals [1]	oz	140,056	145,000 - 180,000

1 Precious metals production includes gold and silver production on a gold-equivalent basis. Silver converted to gold at a ratio of 70:1. 2015 production has been restated to reflect a 70:1 ratio for consistency.

We expect contained copper metal in concentrate production in 2016 to increase from 2015 levels as we realize Constancia’s first full year at capacity. The low end of guidance ranges for 2016 include an additional 10,000 tonnes of copper and 4,000 ounces of precious metals from our Constancia operations compared to 2015 guidance.

Commodity Markets

In addition to our production, financial performance is directly affected by a number of factors, including metals prices, foreign exchange rates, and input costs, including energy prices. Average prices for copper and precious metals were lower in 2015 than in 2014, while average zinc prices were higher.

We have developed the following market analysis from various information sources including analyst and industry experts.

Copper

In 2015, the London Metal Exchange (“LME”) copper price averaged $2.49 per pound ("/lb"), with prices ranging between $2.05/lb and $2.92/lb. Copper refined metal markets experienced a moderate surplus in 2015, as weaker than expected Chinese demand growth was partially offset by reductions in mined copper supply due to mine suspensions resulting from the lower metal price.

In 2016, the ramp-up of several new copper mines is expected to add to copper supply, which combined with moderate demand growth, is expected to result in overall balanced markets with potential for a small surplus. However, based on Wood Mackenzie estimates, approximately 7% of copper mines are unable to cover their reported cash cost of production, and approximately 34% of operations are cash flow negative, including sustaining capital expenditures. If recent copper market prices persist, higher cost operations will come under increasing pressure to suspend production.

Beyond 2016, lower copper prices are expected to reinforce a lack of investment in new copper production since 2013, and assuming continued global and Chinese economic growth, a peaking of base case mine supply in 2017 is expected to be followed by copper market deficits thereafter unless new supply is developed.

Zinc

In 2015, the LME zinc price averaged $0.87/lb, with prices ranging from $0.66/lb to $1.09/lb. Concerns about weaker Chinese economic growth led to a sharp decline in zinc prices in the second half of 2015, notwithstanding a continuing deficit between zinc demand and supply in 2015. With mine and smelter closures due to depressed zinc prices expected to exacerbate the pre-existing deficit market, zinc concentrate and metal inventories are expected to decline to critical levels later in 2016 or 2017, forcing zinc prices higher due to insufficient metal availability.

Precious Metals

Gold and silver prices averaged $1,160 per ounce and $15.71 per ounce, respectively, during 2015 reflecting a continuing trend of weaker precious metal prices that began in 2013. Concerns about the planned tightening of monetary policy by the US central bank combined with an absence of inflationary pressures weighed on sentiment for precious metals. The outlook for gold and silver is likely to remain dependent on market sentiment and the trajectory of interest rates and inflation.

Sensitivity Analysis

The following table displays the estimated impact of changes in metals prices and foreign exchange rates on our 2016 net profit, assuming that our operational performance is consistent with our guidance for 2016. The effects of a given change in an assumption are isolated.

	2016	Change of 10%	Impact on	Impact on	Impact on
	Base	represented by:	Profit	EPS[1]	operating cash flow[2]
Metal Prices
Copper price	$2.25/lb	+/-$0.23/lb	+/-$48M	+/- 0.21	+/- $74M
Zinc price	$0.85/lb	+/-$0.09/lb	+/-$12M	+/- 0.05	+/- $19M
Gold price [3]	1,$100/oz	+/-$110/oz	+/- $4M	+/- 0.02	+/- $7M

Exchange Rates[4]
C$/US$	1.33	+/- 0.13	+/-$25M	+/- 0.11	+/- $34M
PEN/US$	3.25	+/- 0.33	+/- $1M	+/- 0.01	+/- $2M

1 Based on estimated future weighted average number of common shares outstanding as at December 31, 2015 of 235.2 million.
2 Operating cash flow before changes in non-cash working capital.
3 Gold price sensitivity also includes the impact of a +/-10% change in the silver price (2016 assumption: $15/oz of silver).
4 Change in profit from operational performance only, does not include change in profit arising from translation of balance sheet accounts.

FINANCIAL REVIEW

Financial Results

In the fourth quarter of 2015, our loss was $255.5 million compared to a profit of $43.6 million for the fourth quarter of 2014. For the full year 2015, we recorded a loss of $331.4 million compared to a profit of $65.3 million in 2014.

The following table provides further details of this variance:

	Three months ended	Year ended
(in $ millions)	Dec. 31, 2015	Dec. 31, 2015
Increase (decrease) in components of profit or loss:
Revenues	223.9	378.5
Cost of sales
Mine operating costs	(100.5)	(184.2)
Depreciation and amortization	(71.4)	(133.3)
Selling and administrative expenses	4.2	10.8
Exploration and evaluation	1.2	0.6
Other operating expenses	(2.6)	0.1
Asset and goodwill impairment loss	(378.9)	(433.4)
Gain on disposal of subsidiary	37.0	42.9
Augusta related costs	4.4	19.2
Finance income	0.8	0.5
Finance expenses	(26.2)	(68.0)
Other finance (gains) losses	6.9	(46.7)
Tax	2.1	16.3

Decrease in loss for the period	(299.1)	(396.7)

Revenue

Total revenue for the fourth quarter of 2015 was $336.6 million, $223.9 million higher than the same period in 2014. This increase was primarily due to higher copper, gold and silver sales volumes compared to the fourth quarter of 2014, which was a result of commercial production being achieved at Constancia and significant inventory drawdown. Higher sales volumes were partially offset by lower prices for all metals and the effect of higher treatment and refining charges.

For the full year 2015, revenue was $886.1 million, $378.5 million higher than in 2014, primarily due to the same factors that affected fourth quarter results. The following table provides further details of this variance:

	Three months ended	Year ended
(in $ millions)	Dec. 31, 2015	Dec. 31, 2015
Metals prices[1]
Lower copper prices	(15.9)	(55.2)
Lower zinc prices	(15.7)	(20.1)
Lower gold prices	(2.2)	(2.8)
Lower silver prices	(0.7)	(0.8)
Sales volumes
Higher copper sales volumes	260.7	531.3
Lower zinc sales volumes	(3.9)	(2.5)
Higher gold sales volumes	18.5	29.8
Higher silver sales volumes	9.3	17.6
Other
Derivative mark-to-market increase (decrease)	0.7	(7.0)
Pre-production revenue decrease (increase)	10.0	(39.4)
Other volume and pricing differences	(0.2)	(1.2)
Effect of higher treatment and refining charges	(36.7)	(71.2)

Increase in revenue in 2015 compared to 2014	223.9	378.5

1 See discussion below for further information regarding metals prices.

Our revenue by significant product type is summarized below:

	Three months ended		Year ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
(in $ millions)	2015	2014	2015	2014
Copper	283.3	37.6	686.0	212.5
Zinc	49.9	69.3	214.2	241.5
Gold	32.0	15.7	106.7	79.4
Silver	11.1	2.5	29.7	12.9
Other	0.8	1.4	3.5	4.6
Gross revenue[1]	377.1	126.5	1,040.1	550.9
Treatment and refining charges	(42.1)	(5.4)	(97.8)	(26.6)
Pre-production revenue	1.6	(8.4)	(56.2)	(16.8)
Revenue	336.6	112.7	886.1	507.5

1 Copper, gold and silver revenues include unrealized gains and losses related to non-hedge derivative contracts including fixed for floating swaps, that are included in realized prices. Zinc and copper revenues include unrealized gains and losses related to non-hedge derivative contracts including costless collars that are not included in realized prices.

Realized sales prices

This measure is intended to enable management and investors to understand the average realized price of metals sold to third parties in each reporting period. The average realized price per unit sold does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.

For the three months and years ended December 31, 2015 and 2014, we have amended the methodology for determining realized prices. For sales of copper, gold and silver where there are outstanding non-hedge derivatives (“QP hedges”) which are intended to manage the provisional pricing risk arising from quotational period terms in concentrate sales agreements, we will no longer remove the impact of derivative mark-to-market adjustments on QP hedges included in revenues reported in the consolidated financial statements. We expect that gains and losses on QP hedges will offset provisional pricing adjustments on concentrate sales contracts, so this change is expected to result in a realized price that is better reflective of the proceeds we expect to receive. There has been no change in the realized price calculation methodology for zinc or where copper, gold and silver are being hedged using derivatives other than QP hedges.

Our realized prices for the fourth quarter and year-to-date 2015 and 2014 are summarized below:

			Realized prices[1] for the			Realized prices[1] for the
			Three months ended			Year ended
		LME QTD	Dec. 31,	Dec. 31,	LME YTD	Dec. 31,	Dec. 31,
		2015[2]	2015	2014	2015[2]	2015	2014
Prices
Copper[3]	$/lb	2.22	2.19	2.83	2.50	2.31	3.01
Zinc[3]	$/lb	0.73	0.83	1.10	0.88	0.97	1.06
Gold[3,4]	$/oz		1,005	1,182		1,136	1,243
Silver[3,4]	$/oz		14.82	18.99		15.82	20.37

1 Realized prices exclude refining and treatment charges and are on the sale of finished metal or metal in concentrate. Realized prices include the effect of provisional pricing adjustments on prior period sales.
2 London Metal Exchange average for copper and zinc prices.
3 Copper, gold and silver revenues include unrealized gains and losses related to non-hedge derivative contracts including fixed for floating swaps, that are included in realized prices. Zinc and copper revenues include unrealized gains and losses related to non-hedge derivative contracts including costless collars, that are not included in realized prices.
For the three months ended December 31, 2014, the unrealized component of the copper derivative resulted in a loss of $0.07/lb.
4 Sales of gold and silver from our 777 and Constancia mines are subject to our precious metals stream agreement with Silver Wheaton, pursuant to which we recognize deferred revenue for precious metals deliveries and also receive cash payments. Stream sales are included within realized prices and their respective deferred revenue and cash payment rates can be found on page 26.

The following table provides a reconciliation of average realized price per unit sold, by metal, to revenues as shown in the consolidated financial statements.

Three months ended December 31, 2015
(in $ millions)	Copper	Zinc	Gold	Silver	Other	Total
Revenue per financial statements	283.3	49.9	32.0	11.1	0.8	377.1
Derivative mark-to-market [5]	-	(0.1)	-	-	-	(0.1)
Revenue, excluding mark-to-market on non-QP hedges	283.3	49.8	32.0	11.1	0.8	377.0
Payable metal in concentrate sold [1]	58,714	27,064	31,884	751,115	-	-
Realized price [2,4]	4,826	1,835	1,005	14.82	-	-
Realized price [3,4]	2.19	0.83	-	-	-	-
Year ended December 31, 2015
(in $ millions)	Copper	Zinc	Gold	Silver	Other	Total
Revenue per financial statements	686.0	214.2	106.7	29.7	3.5	1,040.1
Derivative mark-to-market [5]	-	4.1	-	-	-	4.1
Difference in average versus realized exchange rate	0.7	0.3	(0.2)	-	-	0.8
Revenue, excluding mark-to-market on non-QP hedges	686.7	218.6	106.5	29.7	3.5	1,045.0
Payable metal in concentrate sold [1]	134,600	101,920	93,779	1,873,176	-	-
Realized price [2,4]	5,102	2,145	1,136	15.82	-	-
Realized price [3,4]	2.31	0.97	-	-	-	-
Three months ended December 31, 2014
(in $ millions)	Copper	Zinc	Gold	Silver	Other	Total
Revenue per financial statements	37.6	69.3	15.7	2.5	1.4	126.5
Derivative mark-to-market [5]	0.9	(0.3)	-	-	-	0.6
Difference in average versus realized exchange rate	0.1	0.2	-	-	-	0.3
Revenue, excluding mark-to-market on non-QP hedges	38.6	69.2	15.7	2.5	1.4	127.4
Payable metal in concentrate sold [1]	6,182	28,691	13,293	131,117	-	-
Realized price [2,4]	6,237	2,415	1,182	18.99	-	-
Realized price [3,4]	2.83	1.10	-	-	-	-
Year ended December 31, 2014
(in $ millions)	Copper	Zinc	Gold	Silver	Other	Total
Revenue per financial statements	212.5	241.5	79.4	12.9	4.6	550.9
Derivative mark-to-market [5]	(2.0)	(0.9)	-	-	-	(2.9)
Difference in average versus realized exchange rate	0.2	0.5	0.1	-	-	0.8
Revenue, excluding mark-to-market on non-QP hedges	210.7	241.1	79.5	12.9	4.6	548.8
Payable metal in concentrate sold [1]	31,734	102,981	63,950	634,402	-	-
Realized price [2,4]	6,640	2,342	1,243	20.37	-	-
Realized price [3,4]	3.01	1.06	-	-	-	-

1 Copper and zinc shown in tonnes and gold and silver shown in ounces.
2 Realized price for copper and zinc in $/metric tonne and realized price for gold and silver in $/oz.
3 Realized price for copper and zinc in $/lb.
4 Average realized price per unit sold may not calculate based on amounts presented in this table due to rounding.
5 Derivative mark-to-market excludes mark-to-market on QP hedges.

The price, quantity and mix of metals sold, along with movements in the Canadian dollar, affect our revenue, operating cash flow and profit. Revenue from metals sales can vary from quarter to quarter due to production levels, shipping volumes and transfer of risk and title to customers.

Metals Prices

For details on market metal prices refer to the discussion on “Commodity Markets” section beginning on page 20 of this MD&A.

Stream Sales

The following table shows stream sales included within realized prices and their respective deferred revenue and cash payment rates:

		Three months ended		Year ended
		Dec. 31, 2015		Dec. 31, 2015
		Manitoba	Peru	Manitoba	Peru
Gold	oz	6,362	4,473	33,089	10,397
Silver	oz	77,895	511,148	331,995	1,159,993
Gold deferred revenue drawdown rate[1]	$/oz	921.28	436.45	966.90	436.45
Gold cash rate [2]	$/oz	404.00	400.00	404.00	400.00
Silver deferred revenue drawdown rate[1]	$/oz	18.68	7.63	19.51	7.63
Silver cash rate [2]	$/oz	5.96	5.90	5.96	5.90

		Three months ended		Year ended
		Dec. 31, 2014		Dec. 31, 2014
		Manitoba	Peru	Manitoba	Peru
Gold	oz	8,717	-	43,896	-
Silver	oz	83,825	-	444,622	-
Gold deferred revenue drawdown rate[1]	$/oz	831.05	-	862.22	-
Gold cash rate [2]	$/oz	400.00	-	400.00	-
Silver deferred revenue drawdown rate[1]	$/oz	15.42	-	16.00	-
Silver cash rate [2]	$/oz	5.90	-	5.90	-

1 Deferred revenue amortization is recorded in Manitoba at C$1,242.78/oz and C$25.18/oz for gold and silver, respectively, (2014 -C$948.98/oz and C$17.59/oz) and converted to US dollars at the exchange rate in effect at the time of revenue recognition.
2 The gold and silver cash rate for Manitoba increased by 1% from $400/oz and $5.90/oz effective August 1, 2015. Subsequently every year, for Manitoba, on August 1, the cash rate will increase by 1% compounded.

Cost of Sales

Our detailed cost of sales is summarized as follows:

	Three months ended		Year ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
(in $ thousands)	2015	2014	2015	2014
Manitoba
Mines	35,685	32,876	128,907	112,384
Concentrators	9,635	11,151	38,768	39,496
Zinc plant	15,959	18,992	62,795	73,905
Purchased ore and concentrate (before inventory changes)	2,514	4,278	30,677	55,557
Changes in domestic inventory	327	(6,792)	(2,647)	(11,564)
Depreciation and amortization	30,012	20,883	108,555	83,706
Freight, royalties and profit sharing	10,742	9,629	41,547	45,711
G&A and other charges	12,300	14,940	73,140	50,974
Total Manitoba cost of sales	117,174	105,957	481,742	450,169

Peru
Mine	20,780	-	46,602	-
Concentrator	29,792	-	78,253	-
Changes in domestic inventory	11,008	-	(24,717)	-
Depreciation and amortization	62,278	-	108,437	-
Freight, royalties and profit sharing	23,574	-	46,293	-
G&A and other charges	13,232	-	31,077	-
Total Peru cost of sales	160,664	-	285,945	-

Cost of sales	277,838	105,957	767,687	450,169

Total cost of sales for the fourth quarter of 2015 was $277.8 million, reflecting an increase of $171.9 million from the fourth quarter of 2014. Cost of sales related to Constancia, Manitoba mines and depreciation were higher as a result of the Constancia mine and concentrator entering commercial production in the second quarter of 2015, as well as increased production from the Lalor production shaft. For Manitoba, costs incurred in Canadian dollars were lower in US dollar terms in the current period as a result of the weakening of the Canadian dollar versus the US dollar.

For the full year, 2015 cost of sales were $767.7 million, an increase of $317.5 million compared to the same period in 2014. Cost of sales related to Constancia and Manitoba mines and depreciation costs were all higher as a result of Constancia achieving commercial production in April 2015 and Lalor and Reed being in commercial production for a full year. These costs were partially offset by lower costs of purchased zinc concentrate as increased domestic production resulted in less required purchased concentrate. Other charges related to Manitoba increased mainly as a result of a $17.1 million charge of past service pension costs associated with new collective bargaining agreements in Manitoba. For Manitoba, costs incurred in Canadian dollars were lower in US dollars terms in 2015 as a result of the weakening of the Canadian dollar versus the US dollar.

For details on unit operating costs refer to the respective tables in the “Operations Review” section beginning on page 12 of this MD&A.

For the fourth quarter of 2015, other significant variances in expenses, compared to the same period in 2014, include the following:

−

Selling and administrative expenses decreased by $4.2 million compared to the same period in 2014. The decrease was primarily due to lower corporate costs which have benefited from being predominantly denominated in Canadian dollars. In addition, there was a decrease in expenses of $1.1 million for share units resulting from a lower share price compared to the same period in 2014.

−	Augusta related costs of $4.4 million in the fourth quarter of 2014 were related to initial operating costs associated with the acquisition of the Arizona business unit.

−

Asset and goodwill impairment expenses of $378.9 million in the fourth quarter of 2015 were related to impairments at our Peru and Arizona CGUs primarily resulting from lower expected short and long term copper prices and an expected delay in Rosemont construction.

−	Gain on disposal of subsidiary of $37.0 million in the fourth quarter of 2015 is related to the sale of the Balmat on November 2, 2015 to Star Mountain Resources, Inc.

−

Finance expense increased by $26.2 million compared to the fourth quarter of 2014 to $28.6 million. This increase is mostly a result of the achievement of commercial production at Constancia. This triggered the cessation of capitalization of interest costs associated with our senior unsecured notes resulting in the recognition of approximately $22.8 million of interest costs in the current quarter which were not capitalized in the fourth quarter of 2014. In addition, we incurred higher interest costs and amortization of finance fees, which were a function of drawdowns on the Facilities.

−	Other finance losses decreased by $6.9 million, compared to the same period in 2014, primarily as a result of:

−

Foreign exchange losses in the fourth quarter of 2015 were $2.0 million, $5.4 million lower than the same period in 2014. The reduced losses were mainly a function of a weakening Canadian dollar versus the US dollar providing gains on US denominated receivables in the Manitoba business unit and Canadian denominated liabilities in the parent entity. This was partly offset by a weaker Peruvian Nuevo Sol which lowers the value of Sol denominated statutory receivables in the Peru business unit.

−

A fair value adjustment on the embedded derivative related to the senior unsecured notes and our gold option liability related to the New Britannia Mine and Mill (“New Britannia”) acquisition resulted in a gain of $0.2 million in the fourth quarter of 2015 compared to a loss of $4.9 million in the fourth quarter of 2014.

−	Mark-to-market on warrants resulted in gains of $0.5 million in the fourth quarter of 2015 compared to gains of $3.5 million in the third quarter of 2014.
−

Impairment, disposals and mark-to-market on held for trading investments resulted in a loss of $0.9 million in the fourth quarter of 2015 compared to a loss of $0.3 million in the fourth quarter of 2014.

For year-to-date 2015, other significant variances in expenses, compared to the same period 2014 include the following:

−

Selling and administrative expenses decreased by $10.8 million, totalling $30.9 million year-to-date 2015. The decrease was primarily due to lower corporate costs which have benefited from being predominantly denominated in Canadian dollars. In addition, there was a decrease in expenses of $6.2 million for share units resulting from a lower share price compared to the same period in 2014.

−

Gain on disposition of subsidiaries of $37.0 million for the year-to-date 2015 occurred in the fourth quarter and is related to the sale of Balmat. This gain compares to a loss of $5.9 million on sale of our wholly owned subsidiary, Hudbay Michigan Inc., on January 17, 2014.

−	Asset and goodwill impairment expenses were $433.4 million for year-to-date 2015. This resulted from the following impairments:

−

Goodwill impairment charges of $114.5 million recorded on the Arizona CGU. The goodwill impairment charge was triggered primarily due to lower expected copper prices and an expected delay in the start of construction at the Rosemont project.

−	Goodwill and asset impairment charges of $67.1 million and $197.3 million, respectively, for the Peru CGU. These charges were triggered primarily due to lower expected copper prices.
−

An impairment of $34.5 million in the Arizona business unit taken in the third quarter of 2015 related to equipment previously purchased or ordered by prior Augusta management which was deemed unsuitable to achieve the design objectives for Rosemont.

−

An impairment charge of $19.9 million taken in the second quarter of 2015 as a result of the decision not to proceed with construction of a new concentrator at Lalor following the New Britannia acquisition in May 2015.

−	Augusta related costs of $19.2 million associated with our acquisition and integration of the Arizona business unit, which occurred in 2014.

−

Finance expenses were $77.5 million, $68.0 million higher than 2014. This increase is mostly a result of the achievement of commercial production at Constancia. This triggered the cessation of capitalization of interest costs associated with our senior unsecured notes resulting in the recognition of approximately $59.5 million of interest costs in 2015 which were not capitalized in 2014. In addition, we incurred higher interest costs and amortization of finance fees of $12.6 million, which were mainly a function of drawdowns on the Facilities.

−	Other finance gains decreased by $46.7 million mainly as a result of:

−	Mark-to-market on warrants resulted in gains of $11.4 million in 2015 compared to gains of $23.5 million in 2014.
−	In 2014, we incurred one-time gains on the revaluation of previously-owned shares in Augusta of $45.7 million upon the acquisition of control of the Arizona business unit.
−	Impairment, disposals and mark-to-market on held for trading investments resulted in a loss of $4.9 million in 2015 compared to a loss of $1.5 million in 2014.
−

Foreign exchange losses were $3.0 million in 2015, $13.4 million lower than 2014. The reduced losses were mainly a function of a weakening Canadian dollar versus the US dollar providing gains on US denominated receivables in the Manitoba business unit and Canadian denominated liabilities in the parent entity. This was partly offset by a weaker Peruvian Nuevo Sol which lowers the value of Sol denominated statutory receivables in the Peru business unit.

−

A fair value adjustment on the embedded derivative related to the senior unsecured notes and our gold option liability related to the New Britannia acquisition resulted in a loss of $0.6 million in 2015 compared to a loss of $1.7 million in 2014.

The following is a breakdown of the impact of foreign currency translation to total equity:

	Three months ended		Year ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
(in $ millions)	2015	2014	2015	2014
Loss on Peruvian nuevo sol denominated transactions, primarily statutory receivables	(3.4)	(3.5)	(9.8)	(7.4)
Gain (loss) on revaluation of USD denominated long-term debt interest expense accrued and USD denominated intercompany balances	-	(16.7)	(6.7)	(35.7)
Gain (loss) on revaluation of CAD denominated intercompany balances	1.1	7.7	(0.2)	7.7
(Loss) gain on revaluation of foreign denominated cash balances	(0.2)	(6.3)	6.5	3.2
Gain on revaluation of CAD denominated working capital balances	0.7	11.0	3.1	11.0
(Loss) gain on working capital and other small entities	(0.1)	0.5	4.1	4.7
Total pre-tax loss	(1.9)	(7.3)	(3.0)	(16.5)
Total tax recovery (expense) related to translation	1.0	(0.2)	(0.2)	(4.0)
Total loss to the income statements	(0.9)	(7.5)	(3.2)	(20.5)
Cumulative translation adjustment loss in other comprehensive income related to translation of entities with currencies other than our presentation currency	(26.6)	(4.9)	(60.6)	(4.9)

Total decrease to equity	(27.5)	(12.4)	(63.8)	(25.4)

Tax (Recovery) Expense

For the three months ended and year ended December 31, 2015 tax recovery increased by $2.2 million and $16.3 million, respectively, compared to the same period in 2014. The following table provides further details:

	Three months ended		Year ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
(in $ thousands)	2015	2014	2015	2014
Deferred tax recovery - income tax [1]	(63,269)	(64,834)	(75,201)	(56,644)
Deferred tax (recovery) expense - mining tax [1]	(11,390)	(3,188)	(8,312)	4,397
Total deferred tax recovery	(74,659)	(68,022)	(83,513)	(52,247)
Current tax expense (recovery) - income tax	1,782	(387)	8,087	214
Current tax expense - mining tax	2,735	422	7,813	706
Total current tax expense	4,517	35	15,900	920

Tax recovery	(70,142)	(67,987)	(67,613)	(51,327)

1 Deferred tax (recovery) expense represent our draw down/increase of non-cash deferred income and mining tax assets/liabilities.

Income Tax Expense

Our effective income tax rate on the loss before tax for 2015 full year was approximately 16.8% (2014 full - negative 404.7%) . Applying the estimated Manitoba statutory income tax rate of 27.0% to our loss before taxes of $399.0 million would have resulted in a tax recovery of approximately $107.7 million; however, we recorded an income tax recovery of $67.1 million (2014 full year recovery - $56.4 million). The significant items causing our effective income tax rate to be different than the 27.0% estimated Manitoba statutory income tax rate include:

−

Certain deductible temporary differences with respect to additional liabilities for Manitoba decommissioning and restoration and other employee benefit liabilities were not recognized as it is was not probable that we would realize the recovery based on the timing of the reversals of the deductible temporary differences and the future projected taxable profit of the Manitoba operations, resulting in an increase in deferred tax expense of approximately $4.4 million;

−

Management revised its estimated reversals of taxable temporary differences in Peru using projected accounting and tax depreciation rates. The revised projections reflected revised allocations to specific tax pools taking into consideration the risk of loss carryforwards expiring within the four year carryforward period based on future forecasted commodity prices and additional capital expenditures. As a result, certain taxable temporary differences were determined probable to reverse inside the timeframe of the 15 year tax stability agreement in Peru and will be subject to the income tax rate of 32% rather than the income tax rate of 26% that will apply outside the tax stability agreement, resulting in an increase in deferred tax expense of $1.3 million;

−

The tax benefit of certain Peruvian expenses were not recognized in the year since it was not considered probable that the benefit of these expenditures would be realized as the tax authorities in Peru would view them as non-deductible expenditures for income tax purposes, resulting in an increase in deferred tax expense of $5.5 million;

−

Certain deductible temporary differences with respect to our foreign operations are recorded using an income tax rate other than the Manitoba statutory income tax rate of 27.0%, resulting in a decrease in deferred tax expense of $18.7 million;

−

Under IFRS, no deferred taxes are recorded with respect to temporary differences initially arising on goodwill in a business combination. As a result, the impairment of the goodwill of approximately $181.6 million does not result in a corresponding tax recovery resulting in an increase in deferred tax expense of $49 million;

−

An increase in the deferred tax expense of $4.4 million due to the fact that certain Canadian non-monetary assets are recognized at historical cost while the tax base of the assets change as exchange rates fluctuate, which gives rise to taxable temporary differences;

−

The $37.0 million gain on the Balmat sale is mainly the result of the derecognition of net liabilities and foreign currency translation adjustments which are non-taxable for local income tax purposes and is not reflected in the income tax provision as the deductible temporary differences related to Balmat were not recognized in the income tax provision as it was not probable that the deductible temporary differences would be realized, resulting in a decrease in deferred tax expense of $10.0 million;

−

Certain foreign exchange losses of $9.2 million (2014 full year - $29.0 million) are not deductible for local income tax purposes and therefore result in an increase in deferred tax expense of approximately $2.5 million; and,

−

Increases to our decommissioning and restoration liabilities in Manitoba resulting from a decrease in discount rates required us to record a corresponding non-cash increase to property, plant, and equipment. We recognized a deferred tax expense of $2.1 million (2014 full year- $4.1 million) related to the increase in property, plant and equipment; however, we did not recognize a deferred tax recovery related to the increase in the decommissioning and restoration liabilities because we determined it is not probable that we will realize the benefit of the recovery.

Our effective income tax rate on the profit before tax for 2014 full year was approximately negative 404.7% (2013 - negative 95.5%) . Applying the estimated Manitoba statutory income tax rate of 27.0% to our profit before taxes of $13.9 million would have resulted in a tax expense of approximately $3.7 million; however we recorded an income tax recovery of $56.4 million (2013 full year expense - $52.1 million). The significant items causing our effective income tax rate to be different than the 27.0% estimated Manitoba statutory income tax rate include:

−

As a result of the projected taxable profits of the Lalor mine now being considered probable based on levels of production achieved, certain deductible temporary differences from prior periods related to decommissioning and restoration and other employee benefit liabilities in Manitoba that are expected to reverse during the Lalor mine life were recognized, resulting in a decrease in deferred tax expense of approximately $11.7 million and $14.9 million respectively;

−

Certain taxable temporary differences were determined probable to reverse outside of the existing 15 year tax stability agreement in Peru based on projected accounting and tax depreciation rates and will be subject to the lower, newly enacted tax rates in Peru of approximately 26% rather than 32%, resulting in a decrease in deferred tax expense of $12.8 million;

−

Certain deductible temporary differences from prior periods with respect to Peru were recognized in the year as a result of (i) a determination that it was probable that we would realize the benefit related to loss carryforward balances with a four year loss carryforward restriction, as a result of the projected taxable profits of the Constancia mine now being considered probable based on levels of production achieved; and (ii) a revised tax base related to the translation of historical balances into US dollars for tax filing purposes based on confirmation received from the Peruvian authorities on the computation of these balances using specific historical foreign exchange rates, resulting in a decrease in deferred tax expense of $7.0 million and $12.3 million respectively;

−

Certain foreign exchange losses of $29.3 million (2013 full year - $50.7 million) are not deductible for local income tax purposes and therefore result in an increase in deferred tax expense for the year of approximately $7.9 million;

−

The loss of $5.9 million recognized on the disposition of the Back Forty project in Michigan caused deductible temporary differences which can result in a deferred tax asset being recognized to the extent any Canadian accrued gains exist based on the projected applicable capital gains tax rate at 50% of the statutory tax rate. We have not recorded a related deferred tax asset for these deductible temporary differences as there are no Canadian accrued gains on account of capital. The non-deductible portion of the loss plus the tax benefit of the deferred tax asset not recognized resulted in an increase in deferred tax expense of approximately $1.5 million for the year;

−

The gain recognized on available-for-sale investments related to Augusta shares previously owned by Hudbay and certain other fair value adjustments of approximately $64.8 million creates an unrecognized taxable temporary difference resulting in a decrease in deferred tax expense of approximately $17.5 million;

−

Certain of our foreign operations incurred losses of $6.2 million (2013 full year - $24.2 million), the tax benefit of which has not been recognized since we determined that it is not probable that we will realize the benefit of these losses, resulting in an increase in deferred tax expense of approximately $1.6 million;

−	Certain Augusta transaction costs of $14.3 million which are not deductible for income tax purposes, resulting in an increase in deferred tax expense for the year of approximately $3.8 million; and
−

Increases to our decommissioning and restoration liabilities resulting from a significant decrease in discount rates required us to record a corresponding non-cash increase to property, plant, and equipment. We recognized a deferred tax expense of $4.0 million (2013 full year – recovery $6.3 million) related to the increase in property, plant and equipment; however, we did not recognize a deferred tax recovery related to the increase in the decommissioning and restoration liabilities because we determined it is not probable that we will realize the benefit of the recovery.

Mining Tax Expense

Applying the Manitoba statutory income tax rate of 10.0% to our loss before taxes for 2015 full year of $399.0 million would have resulted in a tax recovery of approximately $39.9 million and we recorded a mining tax recovery of $0.5 million (2014 full year - $5.1 million). For the 2015 full year, our effective rate for mining taxes was approximately negative 0.1% (2014 full year - 36.6%) . Effective mining tax rates can vary significantly based on the composition of our earnings and the expected amount of mining taxable profits. Corporate costs and other costs not related to mining operations are not deductible in computing mining profits. A brief description on how mining taxes are calculated in our various business units is discussed below.

Manitoba

The Province of Manitoba imposes mining tax on profit related to the sale of mineral products mined in the Province of Manitoba (mining taxable profit) at the following rates:

−	10% of total mining taxable profit if mining profit is $50 million or less;
−	15% of total mining taxable profit if mining profits are between $55 million and $100 million; and
−	17% of total mining taxable profit if mining profits exceed $105 million.

We estimate that the tax rate that will be applicable when temporary differences reverse will be approximately 10.0% .

Peru

The Peruvian government imposes two parallel mining tax regimes, the Special Mining Tax and Modified Royalty, on companies' operating mining income on a sliding scale, with progressive rates ranging from 2.0% to 8.4% and 1.0% to 12.0%, respectively. Based on financial forecasts, we have recorded a deferred tax liability as at December 31, 2015 at the tax rate we expect to apply when temporary differences reverse.

LIQUIDITY AND CAPITAL RESOURCES

Senior Secured Revolving Credit Facility

On March 13, 2015, we completed an expansion of our Canada Facility from $100 million to $300 million. On August 19, 2015, we completed a further expansion of the facility from $300 million to $400 million.

The $400 million revolving credit facility has substantially similar terms to the previous credit facility it replaced. It is intended to provide us with additional liquidity as the Constancia mine ramps up to full production and to support our growth initiatives. The new Canada Facility matures in March 2018. As at December 31, 2015, we were in compliance with our covenants under the facility.

At December 31, 2015, $50.1 million of letters of credit had been advanced under the Canada Facility to support our reclamation obligations in Manitoba. Including borrowings and letters of credit, a total of $212.1 million was drawn down under the facility as at December 31, 2015.

For a discussion of planned amendments to the Canada Facility, refer to the “Recent Developments” section beginning on page 9 of this MD&A.

Equipment Finance Facility

In October 2013, we entered into an equipment financing facility to finance the purchase of components of the mobile fleet at our Constancia operation. Loans pursuant to the equipment financing facility have a term of six years, amortized on a quarterly basis, and are secured by the financed equipment. As at December 31, 2015, we had approximately $70.9 million owing under the facility.

Constancia Standby Credit Facility

In June 2014, we entered into a $150 million standby credit facility to provide financing for expenditures on the Constancia operation, if required. Drawdowns under the Peru Facility are repayable in quarterly instalments beginning December 31, 2015 and ending September 30, 2018. The facility is secured by the assets of our Peru business unit. As at December 31, 2015, we had $135 million owing under the Peru Facility.

For a discussion of planned amendments to this facility, refer to the “Recent Developments” section beginning on page 9 of this MD&A.

Financial Condition

Financial Condition as at December 31, 2015 compared to December 31, 2014

Cash and cash equivalents decreased by $124.8 million from December 31, 2014 to $53.9 million as at December 31, 2015. This decrease was mainly a result of $505.7 million of capital investments primarily at our Constancia project, interest payments of $108.6 million, principal debt repayments of $30.8 million and higher deposits of restricted cash in Peru of $22.8 million. These amounts were partly offset by net borrowings from various long term financing facilities of $319.6 million, operating cash flow of $185.7 million and $42.0 million of value added tax refunds from the Peruvian government. We hold the majority of our cash and cash equivalents in low-risk, liquid investments with major Canadian and Peruvian financial institutions.

Working capital decreased by $29.6 million to $57.6 million from December 31, 2014 to December 31, 2015. In addition to the decreased cash and cash equivalents position:

−	Receivables increased by $46.6 million, primarily due to unusually high receivables at December 31, 2015 related to the drawdown of excess Constancia inventory in December;
−	Inventories increased by $44.6 million as a result of timing of concentrate shipments;
−	Trade and other payables decreased by $54.8 million primarily as a result of timing of interest payments on long-term debt partially offset by reduced development activities at Constancia; and
−	Current portion of long-term debt increased by $55.1 million mainly as a result of the terms of the Peru Facility.

Cash Flows

The following table summarizes our cash flows for the three months and years ended December 31, 2015 and December 31, 2014.

	Three months ended		Year ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
(in $ thousands)	2015	2014	2015	2014
(Loss) profit for the period	(255,468)	43,594	(331,428)	65,269
Tax recovery	(70,142)	(67,987)	(67,613)	(51,327)
Items not affecting cash	432,665	14,352	623,004	(27,762)
Taxes (received) paid	(750)	8,051	(1,823)	30,591
Operating cash flows before stream deposit and change in non-cash working capital	106,305	(1,990)	222,140	16,771
Precious metal stream deposit	-	-	-	259,978
Change in non-cash working capital	(35,537)	16,107	(36,475)	(11,486)
Cash generated in operating activities	70,768	14,117	185,665	265,263
Cash used in investing activities	(89,543)	(201,152)	(485,544)	(873,824)
Cash (used) generated in financing activities	(30,461)	(5,519)	187,959	196,178
Effect of movement in exchange rates on cash and cash equivalents	(10,880)	(1,720)	(12,896)	(2,618)

Decrease in cash and cash equivalents	(60,116)	(194,274)	(124,816)	(415,001)

Cash Flow from Operating Activities

Operating cash flow before change in non-cash working capital was $106.3 million for the fourth quarter of 2015, a $108.3 million increase compared with the same period in 2014. This increase was primarily as a result of the commencement of commercial production at the Constancia operation, which resulted in higher copper, gold and silver sales volumes.

Full year operating cash flow before change in non-cash working capital and precious metal (stream) deposit in 2015 was $222.1 million, reflecting an increase of $205.3 million compared to 2014, for the same reasons as the fourth quarter movement.

Cash Flow from Investing and Financing Activities

During the fourth quarter of 2015, our investing and financing activities used cash of $120.0 million. The net outflow of cash is primarily the result of capital expenditures of $97.9 million, interest paid of $12.4 million and principal repayments of $19.0 million, partially offset by Peru sales tax refunds of $6.4 million.

For the full year, we used $297.6 million in investing and financing activities primarily driven by capital expenditures of $502.4 million, the net amount paid for the acquisition of New Britannia of $11.8 million, principal repayments of $30.8 million and interest payments of $108.7 million. In addition, we reclassified $22.8 million from cash and cash equivalents to restricted cash as Hudbay Peru was required to provide a letter of credit as a second annual deposit of security with respect to its decommissioning and restoration obligations. These activities were partly offset by net borrowings of $319.6 million related to various long-term financing facilities, proceeds of $13.2 million from the issuance of equity, which were utilized to purchase the New Britannia assets and Peru sales tax refunds of $42.0 million.

Capital Expenditures

The following summarizes cash additions to capital assets for the periods indicated:

	Three months ended		Year ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
(in $ millions)	2015	2014	2015	2014
Manitoba sustaining capital expenditures	20.7	23.3	81.1	89.2
Peru sustaining capital expenditures [1]	46.7	-	150.3	-
Sustaining capital expenditures	67.4	23.3	231.4	89.2
Lalor project	-	4.3	4.2	54.8
Peru project and pre-commercial production [1]	11.2	161.0	197.2	720.1
Rosemont project	16.8	14.0	50.6	22.1
Reed project	-	-	-	2.2
Other	0.1	0.1	0.3	3.3
Growth capital expenditures	28.1	179.4	252.3	802.5
Capital accruals for the period	2.4	(3.1)	6.9	(0.8)

Total	97.9	199.6	490.6	890.9

1 Peru capital expenditures include pre-production net revenues and are reported net of capital accruals.

Our capital expenditures for the three months ended December 31, 2015 were $97.9 million, a decrease of $101.7 million compared to the same period in 2014. The decrease was primarily due to decreased expenditures at our Constancia project due to the commencement of commercial production at the Constancia operation during the second quarter of 2015. This was partially offset by Rosemont project costs and higher sustaining capital to support our operations.

Our capital expenditures for the year ended December 31, 2015 decreased by $400.3 million compared to the same period in 2014, primarily due to decreased capitalized expenditures at our Constancia project due to commencement of commercial production at the Constancia operation.

The following summarizes accrued additions to capital assets for the periods indicated:

	Three months
	ended		Year ended		Guidance
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Annual
(in $ millions)	2015	2014	2015	2014	2015 [1]	2016 [2]
Manitoba sustaining capital expenditures	20.4	25.8	72.7	92.0	127.3	80.0
Peru sustaining capital expenditures	46.8	12.2	183.6	12.2	163.6	140.0
Total sustaining capital expenditures	67.2	38.0	256.3	104.2	290.9	220.0
Arizona other capitalized costs	14.0	10.6	49.1	14.0	54.5	30.0
Peru other capitalized costs	11.1	160.3	98.6	855.8
Manitoba other capitalized costs	3.4	9.1	27.4	60.0
Other capitalized costs	1.7	0.1	1.8	3.3		3.0
Total other capitalized costs	30.2	180.1	176.9	933.1

Total	97.4	218.1	433.2	1,037.3

1 Guidance was released in Canadian dollars, which assumed a Canadian to US dollar exchange rate of 1.10:1. Full year 2015 guidance has been converted to US dollars using an exchange rate of 1.10:1.
2 Sustaining capital expenditure guidance excludes capitalized interest. Arizona other capitalized cost guidance estimates that spending for Rosemont is expected to occur over the full year. This amount is expected to be sufficient to advance a definitive feasibility study and the permitting process, and upon receipt of permits, complete a mine plan of operations.

Manitoba sustaining capital expenditures in 2015 were lower than guidance as a result of cost restraint and the benefit of Canadian dollar depreciation versus the assumed guidance exchange rate of 1.10:1. Peru sustaining capital expenditures were higher than guidance due to higher than planned spending on capitalized stripping and heavy civil earthworks.

Other Peru capitalized costs include capitalized interest as well as capitalized pre-commercial production operating costs, net of pre-commercial production sales receipts. Other Arizona capitalized costs include capitalized interest. Other Manitoba capitalized costs include capitalized exploration and decommissioning and restoration adjustments.

Contractual Obligations and Commitments

The following table summarizes, as at December 31, 2015, certain of our contractual obligations for the periods specified:

		Less than	1-3	4-5	After 5
Payment Schedule (in $ thousands)	Total	1 Year	Years	Years	Years
Long-term debt obligations	1,734,694	165,026	461,560	1,107,520	588
Capital lease obligations	3,533	728	1,455	1,350	-
Operating lease obligations	9,085	3,133	4,630	1,322	-
Purchase obligation - capital commitments	234,233	213,647	20,586	-	-
Purchase obligation - other commitments[1]	950,981	225,016	281,090	97,658	347,217
Decommissioning and restoration obligations[2]	149,502	4,120	10,189	27,894	107,299

Total	3,082,028	611,670	779,510	1,235,744	455,104

1 Primarily made up of a long-term agreement with a Peruvian mining contractor to provide mining services for the first 3 years of Constancia operation, obligation for power purchase, concentrate, fleet and port services.
2 Before inflation.

In addition to the contractual obligations included in the above payment schedule, we also have the following commitments which impact our financial position:

−	A profit-sharing plan with most Manitoba employees;
−	Silver Wheaton precious metals stream agreements for the 777 and Constancia mines; and
−	A net smelter returns royalty agreement related to the 777 mine.

Liquidity

As at December 31, 2015, we had total liquidity of approximately $288 million, including $53.9 million in cash and cash equivalents, $46.1 million in short-term accounts receivable which was received in the first week of January 2016 and related to late December sales, as well as availability under our revolving credit facility. We expect that our current liquidity and expected cash flows will be sufficient to meet our obligations in the coming year.

To the extent that metals prices decline materially from current levels or we have other unanticipated demands on liquidity, we may need to raise additional financing or pursue other corporate initiatives.

Outstanding Share Data

As of February 23, 2016, there were 235,231,688 common shares of Hudbay issued and outstanding. In addition, Hudbay warrants to acquire an aggregate of 21,830,490 common shares of Hudbay were outstanding and Augusta warrants to acquire an aggregate of 1,035,500 common shares of Hudbay and 561,000 warrants of Hudbay were outstanding; there were also options for an aggregate of 1,878,515 common shares outstanding.

FINANCIAL RISK MANAGEMENT

From time to time we maintain price protection programs and conduct commodity price risk management to reduce risk through the use of financial instruments.

Base Metals Price Strategic Risk Management

Our strategic objective is to provide our investors with exposure to base metals prices, unless a reason exists to implement a hedging arrangement. We may hedge base metals prices from time to time to ensure we will have sufficient cash flow to meet our growth objectives, or to maximize debt capacity (and correspondingly minimize equity dilution) to the extent that third party financing may be needed to fund growth initiatives. However, we generally prefer to raise financing for attractive growth opportunities through equity issuance if the only alternative is to engage in a substantial amount of long term strategic metals price hedging. We may also hedge base metals prices to manage the risk of putting higher cost operations into production or the risk associated with provisional pricing terms in concentrate purchase and sales agreements.

During 2015, we entered into copper hedging transactions intended to manage the risk associated with provisional pricing terms in concentrate sales agreements. As at December 31, 2015, we had copper price fixed for floating swaps in place on approximately 170 million pounds of copper at an average fixed receivable price of US$2.37/lb associated with provisional pricing risk in concentrate sales agreements. These swaps settle in January to April, 2016.

To provide a service to customers who purchase zinc from our plants and require known future prices, we enter into fixed price sales contracts. To ensure that we continue to receive a floating or unhedged realized zinc price, we enter into forward zinc purchase contracts that effectively offset the fixed price sales contracts with our customers.

From time to time, we enter into gold and silver forward sales contracts to hedge the commodity price risk associated with the future settlement of provisionally priced deliveries. We are generally obligated to deliver gold and silver to Silver Wheaton prior to the determination of final settlement prices. These forward sales contracts are entered into at the time we deliver gold and silver to Silver Wheaton, and are intended to mitigate the risk of subsequent adverse gold and silver price changes. Gains and losses resulting from the settlement of these derivatives are recorded directly to revenue, as the forward sales contracts do not achieve hedge accounting, and the associated cash flows are classified in operating activities.

Our swap agreements are with counterparties we believe to be creditworthy and do not require us to provide collateral.

Interest Rate and Foreign Exchange Risk Management

To the extent that we incur indebtedness at variable interest rates to fund our growth objectives, we may enter into interest rate hedging arrangements to manage our exposure to short term interest rates. We typically do not enter into hedging of our exposure to the Canadian/US dollar exchange rate, as the historic correlation between the foreign exchange rate and commodity prices has generally served to mitigate our risk exposure to commodity prices.

To the extent that we make commitments to capital expenditures denominated in foreign currencies, we may enter into foreign exchange forwards or acquire foreign currency outright, which may result in foreign exchange gains or losses in our consolidated income statements. At December 31, 2015, approximately $43.2 million of our cash and cash equivalents was held in US dollars, approximately $8.8 million of our cash and cash equivalents was held in Canadian dollars, and approximately $1.9 million of our cash and cash equivalents was held in PEN.

TREND ANALYSIS AND QUARTERLY REVIEW

The following table sets forth selected consolidated financial information for each of our eight most recently completed quarters.

	2015				2014

(in $ thousands)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	336,641	269,808	150,889	128,713	112,696	170,233	127,863	96,723
(Loss) profit before tax	(325,610)	(16,132)	(45,819)	(11,480)	(24,392)	53,934	6,291	(21,891)
(Loss) profit	(255,468)	(11,833)	(44,290)	(19,837)	43,594	46,153	230	(24,708)
(Loss) earnings per share:
Basic	(1.09)	(0.05)	(0.19)	(0.08)	0.19	0.21	-	(0.13)
Diluted	(1.09)	(0.05)	(0.19)	(0.08)	0.19	0.21	-	(0.13)
Operating cash flow per share[1]	0.45	0.34	0.07	0.08	(0.01)	0.05	0.05	(0.01)

1 Operating cash flow per share is before precious metals stream deposit and change in non-cash working capital. It is a non IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, refer to the discussion under "Non-IFRS Financial Reporting Measures" beginning on page 48 of this MD&A.

With both the Lalor and Reed mines achieving commercial production in 2014, copper production volumes have increased compared to the beginning of 2014. This effect, coupled with the ramp-up of Constancia since reaching commercial production in the second quarter of 2015, has driven revenues and gross profit higher in the fourth and third quarters of 2015, notwithstanding lower realized metals prices. Following from Constancia reaching commercial production, we no longer capitalize interest costs associated with financing Constancia development and therefore those charges are recognized in finance expenses. In addition, mining costs have been favourably impacted in the Manitoba business unit with the weakening of the Canadian dollar versus the US dollar, which lowers costs denominated in Canadian dollars. In the fourth quarter of 2015, we recognized a gain of $37.0 million on the disposal of Balmat. Goodwill and asset impairments for the Peru and Arizona CGUs of $378.9 million were taken in the fourth quarter of 2015 mainly as a result of lower expected copper prices and an expected delay in construction at Rosemont.

Operating cash flow per share was higher in all quarters of 2015 and the second, third and fourth quarters of 2014, compared to the first quarter of 2014, as a result of higher revenues derived mostly from higher sustained production volumes. In general, over the past eight quarters, revenues have varied as a result of volatile commodity prices and the timing of shipments, however, in most recent quarters we have benefited significantly from increased production from Constancia, Lalor and Reed.

In addition, in the third quarter of 2015 we incurred impairment charges of $34.5 million related to the equipment impairment in the Arizona business unit. Beginning July 1, 2015, Hudbay’s parent entity changed its functional currency to the US dollar to reflect the achievement of commercial production at Constancia in Peru, which conducts most business in US dollars. The result is limited exposure for Hudbay on its consolidated income statements to fluctuations in the Canadian to US dollar exchange rate. Hudbay also changed its presentation currency to US dollars to improve comparability with our peer group. During the second quarter of 2015, Constancia achieved commercial production with associated net proceeds from sales related to pre-production being credited to property, plant and equipment. This also resulted in the interest costs on our senior unsecured notes beginning to be treated as a finance expense. Constancia reported sales revenue from shipments in late June 2015, which resulted in an increase in sales compared to previous quarters.

There were a number of non-cash accounting adjustments in the second quarter of 2015 including the negative impact to cost of sales of the $17.1 million charge related to pension enhancements, which arose as a result of new collective agreements with six of the seven unions in Manitoba. In addition, during the second quarter of 2015, we recognized an impairment on our Lalor concentrator assets of $19.9 million as a result of the decision not to proceed with construction of a new concentrator at Lalor following the New Britannia acquisition in May 2015. Lastly, with the completion of the Constancia project we recorded $13.3 million of interest expense in our consolidated income statements, which would have previously been capitalized interest costs.

In the first quarter of 2015, sales revenue and operating cash flow per share increased primarily as a result of higher copper and zinc sales volumes offset partially by lower realized copper prices. The continued strengthening of the US dollar against the Canadian dollar positively impacted revenues while negatively impacting net profit as a result of unrealized losses on the revaluation of US dollar denominated net liability monetary items while the parent entity’s functional currency was Canadian dollars.

The fourth quarter of 2014 benefited from higher zinc metal production volumes and higher zinc realized prices causing zinc revenues to increase. The fourth quarter of 2014 also benefited from favourable movements in foreign exchange rates and favourable mark-to-market adjustments on certain financial instruments. However, this was offset by lower copper sales volumes due to the timing of shipments and lower realized copper prices causing a net decrease in revenues and pre-tax profit for the fourth quarter 2014. Profit, after tax, was higher in the fourth quarter of 2014 as a result of deferred tax recoveries of $68.0 million resulting from the recognition of previously unrecognized deductible temporary differences in both Peru and Manitoba.

The third quarter of 2014 benefited from increases in copper output and also from the one-time gain on disposition of previously owned shares in Augusta of $45.7 million. In addition, the first quarterly mark-to-market adjustment related to the Hudbay warrant consideration paid to Augusta shareholders and the Augusta warrants that we assumed in connection with the acquisition resulted in a gain of $20.0 million. However, these gains were partially offset by $9.4 million of costs in connection with the acquisition of Augusta during the third quarter of 2014. The volatile currency markets continued in the third quarter of 2014 resulting in a loss on foreign exchange of $9.6 million.

The second quarter of 2014 benefited from the aforementioned increase in copper output and also from foreign exchange gains of $8.3 million as a result of a stronger Canadian dollar against the US dollar, which favourably impacted translation of our unsecured notes. The loss in the first quarter of 2014 was related to a loss on disposal of Hudbay Michigan of $5.9 million and foreign exchange losses of $7.9 million incurred from the weakening of the Canadian dollar against the US dollar.

The following table sets forth selected consolidated financial information for each of the three most recently completed years:

(in $ thousands, except for earnings (loss) per share and
dividends declared per share)	2015	2014	2013
Revenue	886,051	507,515	500,912
(Loss) profit before tax	(399,041)	13,942	(53,692)
(Loss) profit	(331,428)	65,269	(104,945)
Earnings (loss) per share [4]	(1.41)	0.31	(0.57)
Total assets	4,479,585	4,850,881	3,614,128
Operating cash flow [1]	222,140	16,771	9,563
Total long-term financial liabilities [2]	1,232,640	1,016,722	754,390
Dividends declared per share - C$ [3]	0.02	0.02	0.02

1 Operating cash flow before precious metals stream deposit and change in non-cash working capital is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see page 48 of this MD&A.
2 Total long-term financial liabilities include non-current portions of net long-term debt, other financial liabilities.
3 Dividend paid during March and September of each year.
4 Attributable to owners of the Company.

With Constancia reaching commercial production in the second quarter of 2015, followed by the ramp-up of the Constancia mill’s throughput during the year, revenues and gross profit have increased by 75% and 106%, respectively, compared to 2014, notwithstanding lower realized metal prices. These increases drove contained copper in concentrate production to climb from 37,644 tonnes in 2014 to 147,280 tonnes in 2015, a 291% increase. Payable copper sales in concentrate increased from 31,734 tonnes to 134,600 tonnes, a 324% increase. Copper sales in concentrate at the Manitoba segment alone were 26% higher than in 2014 as a result of the ramp up of the Lalor and Reed mines.

Although profit before tax was lower in 2015, after excluding depreciation and impairment charges, profit was higher by 34% in 2015 compared to 2014 driven by the aforementioned gross profit increases, a $37.0 million gain on disposal of the Balmat Holdings Corporation in the fourth quarter of 2015 and the weakening of the Canadian dollar versus the US dollar which favourably impacts Canadian dollar costs in the Manitoba business unit. Impairment charges were taken in the third quarter of $54.5 million related to certain equipment and long lead deposits in the Arizona business unit and Lalor concentrator assets in the Manitoba business unit. Goodwill and asset impairments for the Peru and Arizona CGUs were taken in the fourth quarter of 2015 of $313.3 million, after-tax, mainly as a result of lower expected copper prices and an expected delay in construction at Rosemont.

Operating cash flow before stream deposit and change in non-cash working capital was higher in 2015 compared to 2014 by $205.3 million as a result of the aforementioned sales volume growth.

In 2014, revenues were higher than 2013 as a result of higher zinc, gold and silver realized prices along with higher copper sales volumes which offset lower copper realized prices and lower zinc, gold and silver sales volumes.

Profit was higher in 2014 compared to 2013 mainly due to a tax recovery of $51.3 million in 2014 resulting from the recognition of previously unrecognized deductible temporary differences in both Peru and Manitoba, compared to a tax expense of $51.3 million in 2013. In addition, in connection with the acquisition of Augusta in the third quarter of 2014, a $45.6 million gain was recorded on disposition of previously owned shares in Augusta. Higher aforementioned sales revenues and lower foreign exchange losses also resulted in favourable variances compared to 2013. In addition, in 2013, we recorded a $14.5 million impairment loss related to the reclassification of the Back Forty asset to an asset held for sale.

Operating cash flow before stream deposit and change in non-cash working capital was higher in 2014 compared to 2013 mainly as a result of the aforementioned revenue growth.

Total assets increased significantly from 2013 to 2015 primarily due to investments in Constancia, Lalor and Reed, as well as the acquisition of Augusta. Total long-term liabilities have risen since 2013 to support the construction and start up of our three new operations. These increases in long-term debt include new issuances against our senior unsecured notes, draws against our expanded Canada Facility and draws against the Peru Facility. Dividends per share from 2013 to 2015 were C$0.02 per year.

ACCOUNTING CHANGES

New standards adopted in 2015

There were no new accounting standards adopted for the year ended December 31, 2015.

New standards and interpretations not yet adopted

For information on new standards and interpretations not yet adopted, refer to note 5 of our audited consolidated financial statements for the year ended December 31, 2015.

CRITICAL ACCOUNTING JUDGEMENTS AND ESTIMATES

The preparation of the consolidated financial statements in conformity with IFRS requires us to make judgements, estimates and assumptions that affect the application of accounting policies, reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates.

We review these estimates and underlying assumptions on an ongoing basis based on our experience and other factors, including expectations of future events that we believe to be reasonable under the circumstances. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Certain accounting estimates and judgements have been identified as being “critical” to the presentation of our financial condition and results of operations because they require us to make subjective and/or complex judgments about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates.

Areas where we apply critical judgements include:

−	Judgements that affect multiple areas of the consolidated financial statements:

−

Judgements related to estimating mineral reserves and resources which form the basis of life of mine plans which are utilized in impairment testing, timing of payments related to decommissioning obligations and depreciation of capital assets;

−	Determination of functional currency;
−	Income and mining taxes;
−	Commencement of commercial production which impacts the timing of revenue recognition, reclassification of capital works in progress and depreciation commencement; and
−	Exercise of judgement in respect of the outcome of uncertain future events as it concerns recognizing contingent liabilities.

−	Judgements that relate mainly to assets (these judgements also affect other areas of the consolidated financial statements):

−	Property, plant and equipment:

−	Cost allocations for mine development;
−	Mining properties expenditures capitalized;
−	Classification of supply costs as related to capital development or inventory acquisition;
−	Determining when exploration and evaluation assets should be transferred to capital works in progress within property, plant and equipment;
−	Determination of when an asset or group of assets is in the condition and location to be ready for use as intended by management for the purposes of commencing deprecation;
−	Componentization;
−	Assessment of impairment, including determination of cash-generating units and assessing for indicators of impairment;
−	Recoverability of exploration and evaluation assets, including determination of cash-generating units and assessing for indications of impairment;
−	Determining whether assets meet criteria for classification as held for sale; and
−	Measurement and classification of Peruvian sales taxes paid on capital expenditures.

−	Judgements that relate mainly to liabilities (these judgements also affect other areas of the consolidated financial statements):

−	Determining the accounting classification of the precious metals stream deposit.

Areas where we apply critical estimates include:

−	Estimates that affect multiple areas of the consolidated financial statements:

−

Assumptions which are key in the estimation of mineral reserves and resources. We estimate our ore reserves and mineral resources based on information compiled by qualified persons as defined in accordance with NI 43-101;

−	Estimating mineral reserves and resources;

−	Acquisition method accounting;
−	Estimates of fair value of financial instruments; and
−	Tax estimates including future taxable profit which impacts the ability to realize deferred tax assets on our balance sheet.

−	Estimates that relate mainly to assets (these estimates also affect other areas of the consolidated financial statements):

−	Goodwill and non-current asset impairment testing input assumptions:

−	Future production levels and timing;
−	Operating and capital costs;
−	Future commodity prices;
−	Foreign exchange rates; and
−	Risk-adjusted discount rates

−	In process inventory quantities, inventory cost allocations and inventory valuation; and
−	Property, plant and equipment:

−	Units of production depreciation;
−	Plant and equipment estimated useful lives and residual values; and
−	Finite life intangible assets

−	Estimates that relate mainly to liabilities (these estimates also affect other areas of the consolidated financial statements):

−	Pensions and other employee benefits;
−	Decommissioning, restoration and similar liabilities including estimated future costs and timing of spending;
−	Contingent liabilities;
−	Capital commitments; and
−	Determination of deferred revenue per unit related to the precious metals stream transactions and determination of current portion of deferred revenue.

−	Estimates that relate mainly to the consolidated income statements:

−	Assaying used to determine revenue.

Mineral reserves and resources

We estimate mineral reserves and resources to determine future recoverable mine production based on assessment of geological, engineering and metallurgical analyses, estimates of future production costs, capital costs and reclamation costs, as well as long term commodity prices and foreign exchange rates.

There are numerous uncertainties inherent in estimating mineral reserves and resources, including many factors beyond our control. We base our estimates on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body and interpreting this data requires complex geological judgements. Changes in our assumptions, including economic assumptions such as metals prices and market conditions, could have a material effect on our financial position and results of operations.

Changes in our mineral reserve or resource estimates may affect:

−	the carrying value of exploration and evaluation assets, capital works in progress, mining properties and plant and equipment;
−	depreciation expense for assets depreciated either on a unit-of-production basis or on a straight line basis where useful lives are restricted by the life of the related mine or plan;
−	the provision for decommissioning, restoration and similar liabilities; and
−	the carrying value of deferred tax assets.

Acquisition method accounting

When we make an acquisition, we first determine whether the assets acquired and liabilities assumed constitute a business, in which case the acquisition requires accounting as a business combination. We apply judgement in determining whether the acquiree is capable of being conducted and managed for the purpose of providing a return, considering the inputs of the acquiree and processes applied to those inputs that have the ability to create outputs.

When we enter into a business combination, we apply the acquisition method of accounting. In doing this, we estimate the fair values of the assets we have acquired and the liabilities and contingent liabilities we have assumed as at the acquisition date. Determining such fair values frequently also requires us to estimate related mineral reserves and resources that can be reliably measured. In determining these fair values, we must also apply judgement in areas including future cash flows, metals prices, exchange rates and appropriate discount rates. We use the fair values when we recognize the assets and liabilities on the balance sheet, including goodwill. In certain circumstances, we may also have to make estimates or apply judgement to measure contingent consideration. We measure goodwill at the acquisition date as the fair value of the consideration transferred, including the recognized amount of any non-controlling interests in the acquiree, less the net recognized amount (generally fair value) of assets acquired and liabilities and contingent liabilities assumed (identifiable net assets) on the basis of fair value at the date of acquisition. Changes in estimates and assumptions could result in significant differences in the amount of goodwill recognized.

Estimates of fair value of financial instruments

We record various financial assets, financial liabilities and derivatives at fair value. If quoted market prices are available, then we use them for our fair value estimates, using bid prices for financial assets and asking prices for financial liabilities. If quoted market prices are not available, then we use internal valuation models with observable forward market commodity prices, currency exchange rates and discount factors based on appropriate market interest rates, adjusted for credit risk. When we invest in warrants to acquire shares of other companies, we estimate their fair values using a Black-Scholes model. When we invest in shares of private companies, we estimate their fair value using valuation models or techniques such as discounted cash flow analysis, consideration of recent arm’s-length market transactions or reference to the current fair value of another instrument that is substantially the same. Valuation models can produce a fair value that may not reflect future fair value.

We separate and record at fair value embedded derivatives related to provisional pricing in concentrate purchase, concentrate sale, and certain other sale contracts. For these contracts, sales prices are subject to final adjustment at the end of a future period after shipment, based on quoted market prices during the quotational period specified in the contract. At each reporting date, we mark-to-market provisionally priced metals based on the forward market price for the quotational period stipulated in the contract with changes in fair value recognized in revenues for sales contracts and in cost of sales for purchase concentrate contracts.

The Notes contain an option to repay the entire amount prior to October 1, 2020, based on a prescribed prepayment penalty schedule. This prepayment option has been treated as an embedded derivative on the consolidated balance sheet in accordance with IFRS. The prepayment option is measured at fair value at each reporting date with any change recorded as other finance gains/losses, in the consolidated income statements. The fair value of the prepayment option was determined using a trinomial tree/lattice approach based on the Hull-White single factor interest rate term structure model.

Each reporting date, we exercise judgement as we assess financial assets not carried at fair value through profit or loss to determine whether there is objective evidence of impairment. For our available-for-sale investments in equity securities, this includes assessing whether there has been a significant or prolonged decline in the fair value of the security below its cost. Where we have previously recognized impairment of financial assets other than available-for-sale investments in equity securities, we also apply judgement at each reporting date to assess whether it is appropriate to reverse previous impairment based on improved conditions.

Taxes

We use the asset and liability method of tax allocation for accounting for income taxes. Deferred income and mining tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using substantively enacted tax rates expected to be in effect in the years that differences reverse. These determinations rely on management’s estimate of when temporary differences will reverse, as well as management's interpretation of tax legislation. Deferred tax assets are recognized to the extent that it is probable that the deferred tax assets will be realized. We evaluate the carrying value of deferred tax assets on a quarterly basis and adjust the amount that is probable to be realized as necessary. Factors used to assess the likelihood of realization include forecasts of future taxable income and available tax planning strategies that could be implemented to realize deferred tax assets.

In process inventory quantities and inventory cost allocations

We determine the cost of production of concentrate inventory on a weighted average cost basis and the cost of production of finished metal inventory using the first in first out basis. The cost of production includes direct costs associated with conversion of production inventory: material, labour, contractor expenses, purchased concentrates, and an attributable portion of production overheads and depreciation of all property, plant and equipment involved with the mining and production process. We measure in-process inventories based on assays of material received at metallurgical plants and estimates of recoveries in the production processes. Due to significant uncertainty associated with volume and metal content, costs are not allocated to immaterial routine operating levels of stockpiled ore. Estimates and judgement are required to assess the nature of any significant changes to levels of ore stockpiles and determining whether allocation of costs is required.

We estimate the realizable value of in-process inventories at reporting dates and carry inventories at the lower of cost and estimated net realizable value. Where the net realizable value is less than the accumulated costs that have been allocated to that inventory, we recognize an impairment charge as part of current period operating costs to reduce the carrying value of the inventory. If conditions improve subsequently, we determine whether it is appropriate to reverse impairment losses previously recorded.

Property, plant and equipment and exploration and evaluation

The carrying amounts of property, plant and equipment and exploration and evaluation assets on our consolidated balance sheets are significant and reflect multiple estimates and applications of judgement.

We exercise judgement in determining whether the costs related to exploration and evaluation are eligible for capitalization and whether they are likely to be recoverable by future exploration, which may be based on assumptions about future events and circumstances. We use judgement and estimates when we determine whether exploration and evaluation assets should be transferred to capital works in progress within property, plant and equipment. In accordance with our accounting policy, the end of the exploration and evaluation phase occurs when we have completed a preliminary feasibility study, some of the resources have been converted to reserves, and we determine it is probable the property will be developed into a mine.

For mines in the production stage, we apply judgement to determine development costs to be capitalized based on the extent they are incurred in order to access reserves mineable over more than one year. In doing this, we use estimates such as estimates of tonnes of waste to be removed over the life of the mining area and economically recoverable reserves extracted as a result.

For depreciable property, plant and equipment assets, we make estimates to determine depreciation. For assets depreciated using the straight-line method, we estimate residual value and useful lives of the assets or components. Where the estimated life of the related mine or plant is shorter, we use that in our depreciation calculations. For assets depreciated on a unit-of-production basis, we use estimated associated future development costs and estimated proven and probable tonnes of mineral reserves, as described above. There are numerous uncertainties inherent in estimating mineral reserves, and assumptions that were valid at the reporting date may change when new information becomes available. The actual volume of ore extracted and any changes in these assumptions could affect prospective depreciation rates and carrying values.

Assessment of impairment and recoverability of exploration and evaluation assets

At the end of each reporting period, we apply judgement when we review the carrying amounts of property, plant and equipment, exploration and evaluation assets and intangible assets - computer software to determine whether there is any indication of impairment. If any such indication exists, we estimate the recoverable amount of the asset in order to determine the extent of the impairment loss, if any.

The recoverable amount is the higher of the fair value less costs to sell and value in use. In our business, fair value less costs to sell is usually higher than value in use because IFRS restricts value in use calculations from considering future development. Judgement is required to determine fair value less costs to sell. For mineral assets, fair value is often determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, and its eventual disposal, using assumptions that an independent market participant may take into account. These cash flows are discounted by an appropriate discount rate that reflects current market assessments of the time value of money and the risks specific to the asset to arrive at a net present value of the asset.

Given volatility in interest rates, foreign exchange rates and metals prices, it is reasonably possible that changes could occur in these key assumptions that may cause a decline in the recoverable amount of our mineral properties which may result in an impairment charge in future periods, reducing our earnings.

Pensions and other employee benefits

Our post retirement obligations relate mainly to ongoing health care benefit plans. We estimate obligations related to our pension and other employee benefits plans using actuarial determinations that incorporate assumptions using our best estimates of factors including plan performance, salary escalation, retirement dates of employees and drug cost escalation rates. Due to the complexity of the valuation, the underlying assumptions and its long term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. We review all assumptions at each reporting date. In determining the appropriate discount rate, we consider the interest rates on corporate bonds in the respective currency with at least an AA rating, with extrapolated maturities corresponding to the expected duration of the defined benefit obligation. We use a mortality rate based on publicly available mortality tables for the specific country, and we base future salary increases and pension increases on expected future inflation rates for the respective country.

Decommissioning, restoration and similar liabilities

Decommissioning, restoration and similar liabilities are estimated based on environmental plans, in compliance with current environmental and regulatory requirements. We estimate costs associated with decommissioning and restoration activities such as dismantling and removing structures, rehabilitating mines and tailings, and reclamation and re-vegetation of affected areas. When we provide for such future costs, we also record a corresponding decommissioning asset, except for closed sites where we recognize changes in estimated costs immediately in the consolidated income statements. We record the present value of estimated costs in the period in which the asset is installed or the environment is disturbed and a reasonable estimate of future costs and discount rates can be made. We adjust estimates of future cash flows to reflect risk, and then we discount the provision using a risk free rate. In subsequent periods, we re-measure the liabilities to reflect changes in the discount rate. We accrue the unwinding of discounts on provisions over the life of each associated operating mine or plant (or, for non-operating sites, over the period until we estimate rehabilitation will be complete), such that at the end of that period the provision is equal to the balance estimated to be paid at that date. We depreciate the decommissioning asset over the life of the related asset. Judgement is required to determine assumptions including discount rates, expected timing of decommissioning and restoration costs, inflationary factors and market risks. Changes in cost estimates, which may arise from changes in technology and pricing of the individual components of the cost, result in offsetting changes to the asset and liability and corresponding changes to the associated depreciation and finance costs.

In view of the uncertainties concerning these future obligations, the ultimate timing and cost of reclamation and mine closure may differ materially from these estimates. The estimate of the total liability is subject to change based on amendments to laws and regulations and as new information concerning our operations becomes available. Future changes, if any, to the estimated total liability as a result of amended requirements, laws, regulations and operating assumptions, as well as discount rates, may be significant and would be recognized prospectively as a change in accounting estimate, when applicable. Environmental laws and regulations are continually evolving in all regions in which we operate. We are not able to determine the impact, if any, of environmental laws and regulations that may be enacted in the future on our results of operations or financial position due to the uncertainty surrounding the ultimate form that such future laws and regulations may take.

Contingent liabilities

We are involved in various claims and proceedings arising in the ordinary course and conduct of our business. By their nature, contingencies will be resolved only when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events.

Assaying used to determine revenue

We measure revenue from the sale of goods at the fair value of the consideration received or receivable, net of treatment and refining charges. In determining the amount of revenue to recognize on copper concentrate sales, we use assays to estimate the metal contained in the concentrate. When we issue provisional invoices, we may use our own estimated assays to calculate the metal content and measure provisional revenue; for final invoices, we reach agreement with the customer on assays reflecting metal content.

NON-IFRS FINANCIAL PERFORMANCE MEASURES

Operating cash flow per share and cash cost per pound of copper produced are included in this MD&A because we believe that, in the case of operating cash flow per share, it helps investors and management to evaluate changes in cash flow while taking into account changes in shares outstanding, and in the case of cash cost per pound of copper produced, it helps investors assess the performance of our operations. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

Operating Cash Flow per Share The following table presents our calculation of operating cash flow per share for the three months and year ended December 31, 2015 and December 31, 2014:

	Three months ended		Year ended
(in $ thousands, except shares and	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
per share amounts)	2015	2014	2015	2014
Operating cash flows before stream deposit and change in non-cash working capital	106,305	(1,990)	222,140	16,771
Weighted average shares outstanding - basic	235,231,688	233,631,382	234,675,080	209,023,666

Operating cash flows per share [1]	$0.45	$(0.01)	$0.95	$0.08

1 Operating cash flow per share is before stream deposit and change in non-cash working capital. It is a non IFRS financial performance measure with no standardized meaning under IFRS.

Reconciliation of Cash Cost, After By-product Credits (non-IFRS) to Cost of Sales (IFRS)

Cash cost per pound of copper produced (“cash cost”) is a non-IFRS measure that management uses as a key performance indicator to assess the performance of our operations. Our calculation designates copper as our primary metal of production as it has been, and is expected to be, the largest component of revenues. Two changes have been made to the cash cost calculation beginning with reporting for the three and six months ended June 30, 2015. First, the basis of measurement has been changed from pounds of copper sold to pounds of copper produced. This change has been made to better align the costs of production with copper produced in the same period and reduce the variation in cash cost due to inventory sales timing. Second, royalties have been removed from the cash cost. This change increases consistency between our cash cost calculation and industry peers. The calculation is presented in two manners:

−

Cash cost, before by-product credits - This measure is gross of by-product revenues and is a function of the efforts and costs incurred to mine and process all ore mined. However, the measure divides this aggregate cost over only pounds of copper produced, our primary metal of production. This measure is generally less volatile from period to period, as it is not affected by changes in the price received for by-product metals. It is, however, significantly affected by the relative mix of copper concentrate and finished zinc production, and an increase in production of zinc metal will tend to result in an increase in cash cost under this measure.

−

Cash cost, net of by-product credits - In order to calculate the cost to produce and sell copper, the net of by- product credits measure subtracts the revenues realized from the sale of the metals other than copper. The by- product revenues from zinc, gold, silver, and molybdenum are significant and are integral to the economics of our operations. The economics that support our decision to produce and sell copper would be different if we did not receive revenues from the other significant metals being extracted and processed. This measure provides management and investors with an indication of the minimum copper price consistent with positive operating cash flows and operating margins, assuming realized by-product metal prices are consistent with those prevailing during the reporting period. It also serves as an important operating statistic that management and investors utilize to measure our operating performance versus that of our competitors. However, it is important to understand that if by-product metal prices decline alongside copper prices, the cash cost net of by-product credits would increase, requiring a higher copper price than that reported to maintain positive cash flows and operating margins.

The tables below present a detailed build-up of cash cost by business unit in addition to reconciliations between cash cost, after by-product credits to the most comparable GAAP measures of cost of sales for the three months and years ended December 31, 2015 and 2014. Cash cost, net of by-product credits per pound of copper produced may not calculate based on amounts presented in the tables below due to rounding.

Consolidated	Three months ended		Year ended
Net pounds of copper produced[1]
(in thousands)	Dec. 31, 2015	Dec. 31, 2014	Dec. 31, 2015	Dec. 31, 2014
Manitoba	22,937	22,296	91,234	80,297
Peru	83,194	-	206,183	-

Net pounds of copper produced[1]	106,131	22,296	297,417	80,297

Consolidated	Three months ended				Year ended
Cash cost per pound of	Dec. 31, 2015		Dec. 31, 2014		Dec. 31, 2015		Dec. 31, 2014
copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb	$000s	$/lb
Cash cost, before by-product credits	213,495	2.01	95,910	4.30	641,290	2.16	399,721	4.98
By-product credits	(81,936)	(0.77)	(72,528)	(3.25)	(301,257)	(1.02)	(283,246)	(3.53)

Cash cost, net of by-product credits	131,559	1.24	23,382	1.05	340,033	1.14	116,475	1.45

1 Contained copper in concentrate, exclusive of Constancia copper produced prior to the achievement of commercial production on May 1, 2015.

Consolidated	Three months ended				Year ended
Supplementary cash cost	Dec. 31, 2015		Dec. 31, 2014		Dec. 31, 2015		Dec. 31, 2014
information	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]

By-product credits:
Zinc	49,936	0.47	69,314	3.11	214,151	0.72	241,503	3.01
Gold	32,038	0.30	15,712	0.70	106,671	0.36	79,397	0.99
Silver	11,134	0.10	2,489	0.11	29,652	0.10	12,907	0.16
Other	844	0.01	1,367	0.06	3,647	0.01	4,516	0.06
Total by-product credits	93,952	0.88	88,882	3.98	354,121	1.19	338,323	4.22
Less: deferred revenue	(13,169)	(0.12)	(8,537)	(0.38)	(51,860)	(0.17)	(44,960)	(0.56)
Less: pre-production credits	1,153	0.01	(7,817)	(0.35)	(1,004)	-	(10,117)	(0.13)
Total by-product credits, net of pre-production credits	81,936	0.77	72,528	3.25	301,257	1.02	283,246	3.53

Reconciliation to IFRS:
Cash cost, net of by-product credits	131,559		23,382		340,033		116,475
By-product credits	93,952		88,882		354,121		338,323
Change in deferred revenues	(13,169)		(8,537)		(51,860)		(44,960)
Pre-production revenues	1,153		(7,817)		(1,004)		(10,117)
Treatment and refining charges [2]	(42,334)		(5,334)		(90,170)		(26,522)
Share-based payment	199		415		209		894
Pension enhancement	-		-		17,064		-
Adjustments related to zinc inventory write-off (reversals)	-		-		-		(4,635)
Change in product inventory	11,335		(6,792)		(27,364)		(11,564)
Royalties	2,853		875		9,666		8,569
Depreciation and amortization	92,290		20,883		216,992		83,706

Cost of sales	277,838		105,957		767,687		450,169

1 Per pound of copper produced.
2 Excludes $7,664 of treatment and refining charges which were incurred prior to commercial production during the year ended December 31, 2015.

Manitoba	Three months ended		Year ended
(in thousands)	Dec. 31, 2015	Dec. 31, 2014	Dec. 31, 2015	Dec. 31, 2014
Pounds of copper produced[1]	22,937	22,296	91,234	82,991
Less: pre-production pounds of copper produced[1]	-	-	-	(2,694)

Net pounds of copper produced[1]	22,937	22,296	91,234	80,297

Manitoba	Three months ended				Year ended
Cash cost per pound of	Dec. 31, 2015		Dec. 31, 2014		Dec. 31, 2015		Dec. 31, 2014
copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb	$000s	$/lb

Mining	35,685	1.56	32,876	1.47	128,907	1.41	112,384	1.40
Milling	9,635	0.42	11,151	0.50	38,768	0.42	39,496	0.49
Refining (zinc)	15,959	0.70	18,992	0.85	62,795	0.69	73,905	0.92
G&A	12,099	0.53	14,998	0.67	55,867	0.61	60,174	0.75
Purchased ore and zinc concentrates	2,514	0.11	4,278	0.19	30,677	0.34	55,557	0.69
Onsite costs	75,892	3.31	82,295	3.69	317,014	3.47	341,516	4.25
Treatment & refining	9,622	0.42	5,334	0.24	35,027	0.39	26,522	0.33
Freight & other	9,446	0.41	8,281	0.37	35,746	0.39	31,683	0.39
Cash cost, before by-product credits	94,960	4.14	95,910	4.30	387,787	4.25	399,721	4.98
By-product credits	(73,533)	(3.21)	(72,528)	(3.25)	(287,251)	(3.15)	(283,246)	(3.53)

Cash cost, net of by-product credits	21,427	0.93	23,382	1.05	100,536	1.10	116,475	1.45

1 Contained copper in concentrate.

Manitoba	Three months ended				Year ended
Supplementary cash cost	Dec. 31, 2015		Dec. 31, 2014		Dec. 31, 2015		Dec. 31, 2014
information	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]

By-product credits:
Zinc	49,936	2.18	69,314	3.11	214,151	2.35	241,503	3.01
Gold	26,165	1.14	15,712	0.70	94,220	1.03	79,397	0.99
Silver	3,904	0.17	2,489	0.11	13,704	0.15	12,907	0.16
Other	844	0.04	1,367	0.06	3,647	0.04	4,516	0.06
Total by-product credits	80,849	3.52	88,882	3.98	325,722	3.57	338,323	4.22
Less: deferred revenue	(7,316)	(0.31)	(8,537)	(0.38)	(38,471)	(0.42)	(44,960)	(0.56)
Less: pre-production credits	-	-	(7,817)	(0.35)	-	-	(10,117)	(0.13)
Total by-product credits, net of pre-production credits	73,533	3.21	72,528	3.25	287,251	3.15	283,246	3.53

Reconciliation to IFRS:
Cash cost, net of by-product credits	21,427		23,382		100,536		116,475
By-product credits	80,849		88,882		325,722		338,323
Change in deferred revenues	(7,316)		(8,537)		(38,471)		(44,960)
Pre-production revenues	-		(7,817)		-		(10,117)
Treatment and refining charges	(9,622)		(5,334)		(35,027)		(26,522)
Share-based payment	199		415		209		894
Pension enhancement	-		-		17,064		-
Adjustments related to zinc inventory write-off (reversals)	-		-		-		(4,635)
Change in product inventory	327		(6,792)		(2,647)		(11,564)
Royalties	1,298		875		5,801		8,569
Depreciation and amortization	30,012		20,883		108,555		83,706

Cost of sales	117,174		105,957		481,742		450,169

1 Per pound of copper produced.

In Manitoba, cash cost net of by-product credits in the fourth quarter of 2015 was $0.93/lb, a decrease of $0.12/lb compared to the same period of 2014. The decrease is largely the result of increased gold and silver by-product credits, and the effect of foreign exchange on Canadian dollar denominated costs. This was partially offset by increased costs as a result of increased production at our Lalor mine.

For the year ended December 31, 2015 cash cost net of by-product credits in Manitoba was $1.10/lb, a decrease of $0.35/lb compared to 2014. The decrease is largely the result of less reliance on purchased zinc concentrates, increased gold by-product credits, and the effect of foreign exchange on Canadian dollar denominated costs. This was partially offset by increased costs as a result of increased production.

Peru	Three months ended		Year ended
(in thousands)	Dec. 31, 2015	Dec. 31, 2014	Dec. 31, 2015	Dec. 31, 2014
Pounds of copper produced[1]	83,194	-	233,465	-
Less: pre-production production of copper produced[1]	-	-	(27,282)	-

Net pounds of copper produced[1]	83,194	-	206,183	-

Peru	Three months ended				Year ended
Cash cost per pound of copper	Dec. 31, 2015		Dec. 31, 2014		Dec. 31, 2015		Dec. 31, 2014
produced	$000s	$/lb	$000s	$/lb	$000s	$/lb	$000s	$/lb

Mining	20,780	0.25	-	-	46,602	0.23	-	-
Milling	29,792	0.36	-	-	78,253	0.38	-	-
G&A	13,223	0.16	-	-	31,076	0.15	-	-
Onsite costs	63,795	0.77	-	-	155,931	0.76	-	-
Treatment & refining	32,712	0.39	-	-	55,143	0.27	-	-
Freight & other	22,028	0.26	-	-	42,429	0.21	-	-
Cash cost, before by-product credits	118,535	1.42	-	-	253,503	1.23	-	-
By-product credits	(8,403)	(0.10)	-	-	(14,006)	(0.07)	-	-
			-				-
Cash cost, net of by-product credits	110,132	1.32		-	239,497	1.16		-

1 Contained copper in concentrate.

Peru	Three months ended				Year ended
Supplementary cash cost	Dec. 31, 2015		Dec. 31, 2014		Dec. 31, 2015		Dec. 31, 2014
information	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]

By-product credits:
Gold	5,873	0.07	-	-	12,451	0.06	-	-
Silver	7,230	0.09	-	-	15,948	0.08	-	-
Total by-product credits	13,103	0.16	-	-	28,399	0.14	-	-
Less: deferred revenue	(5,853)	(0.07)	-	-	(13,389)	(0.06)	-	-
Less: pre-production credits	1,153	0.01	-	-	(1,004)	-	-	-
Total by-product credits, net of pre-production credits	8,403	0.10	-	-	14,006	0.07	-	-

Reconciliation to IFRS:
Cash cost, net of by-product credits	110,132		-		239,497		-
By-product credits	13,103		-		28,399		-
Change in deferred revenues	(5,853)		-		(13,389)		-
Pre-production revenues	1,153		-		(1,004)		-
Treatment and refining charges[2]	(32,712)		-		(55,143)		-
Change in product inventory	11,008		-		(24,717)		-
Royalties	1,555		-		3,865		-
Depreciation and amortization	62,278		-		108,437		-

Cost of sales	160,664		-		285,945		-

1 Per pound of copper produced.
2 Excludes $7,664 of treatment and refining charges which were incurred prior to commercial production during the year ended December 31, 2015.

In Peru, cash cost net of by-product credits in the fourth quarter of 2015 was $1.32/lb.

Cash costs in the fourth quarter were affected by elevated treatment & refining costs and freight costs due to inventory drawdown. These costs were approximately $0.23/lb higher, on a consolidated basis, in the fourth quarter of 2015 than would have been the case if Peru sales volumes had been equivalent to production volumes. This effect was less relevant to cash cost net of by-product credits for the year ended December 31, 2015.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure controls and procedures (“DC&P”)

Management is responsible for establishing and maintaining adequate DC&P. As of December 31, 2015, we have evaluated the effectiveness of the design and operation of our DC&P in accordance with requirements of National Instrument 52-109 of the Canadian Securities Commission (“NI 52-109”) and the Sarbanes Oxley Act of 2002 (as adopted by the US Securities and Exchange Commission). Our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) supervised and participated in this evaluation.

Based on management’s evaluation, our CEO and CFO concluded that our DC&P were effective to ensure that information required to be disclosed by us in reports we file or submit is recorded, processed, summarized and reported within the time periods specified in securities legislation and is accumulated and communicated to our management, including our CEO and CFO, to allow timely decisions regarding required disclosure.

Internal control over financial reporting (“ICFR”)

Management is responsible for establishing and maintaining adequate ICFR. Under the supervision and with the participation of our management, including our CEO and CFO, we evaluated the effectiveness of our ICFR based upon the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on management’s evaluation, our CEO and CFO concluded that our ICFR was effective as of December 31, 2015.

The Company’s internal control over financial reporting as at December 31, 2015 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm who also audited the Company’s consolidated financial statements for the year ended December 31, 2015. Deloitte LLP expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Changes in ICFR

We did not make any changes to ICFR during the year ended December 31, 2015 that materially affected, or are reasonably likely to materially affect, our ICFR.

Inherent limitations of controls and procedures

All internal control systems, no matter how well designed, have inherent limitations. As a result, even systems determined to be effective may not prevent or detect misstatements on a timely basis, as systems can provide only reasonable assurance that the objectives of the control system are met. In addition, projections of any evaluation of the effectiveness of ICFR to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may change.